NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

&

MANAGEMENT INFORMATION CIRCULAR

MARCH 6, 2019

GILDAN

NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Company”):
NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held at Centre Mont-Royal, 2200 Mansfield, Montréal, Québec H3A 3R8, Canada, on Thursday, May 2, 2019 at 10:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Company for the fiscal year ended December 30, 2018, together with the auditors’ report thereon;

(ii)	electing ten directors for the ensuing year;

(iii)
considering and if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “D” to the accompanying management information circular) to confirm the adoption and to ratify By-Law No. 2 relating to the Advance Nominations of Directors of the Company adopted by the Board of Directors of the Company on February 20, 2019, the whole as described in the accompanying management information circular (the full text of which is reproduced as Schedule “C” to the accompanying management information circular).

(iv)
considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “E” to the accompanying management information circular) on the Company’s approach to executive compensation;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.
Dated at Montréal, Québec, Canada, March 6, 2019.
By order of the Board of Directors,
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT INFORMATION CIRCULAR
Except as otherwise indicated, the information contained herein is given as of March 6, 2019. All dollar amounts set forth herein are expressed in U.S. dollars, the Company’s functional and reporting currency, and the symbol “$” refers to the U.S. dollar, unless otherwise indicated.
WHAT’S INSIDE

INVITATION TO SHAREHOLDERS

INVITATION TO SHAREHOLDERS
Dear shareholders:
On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held this year at Centre Mont-Royal, 2200 Mansfield, Montréal, Québec, Canada, on Thursday, May 2, 2019 at 10:00 a.m., local time.
The annual meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices. If you attend in person, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management. If you cannot attend this meeting in person, you can view a live webcast on the Company’s website at www.gildancorp.com.
Your participation in voting at the meeting is important to us. You can vote by attending in person, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this management information circular.
We look forward to welcoming you at the meeting and thank you for your continued support.
Sincerely,

William D. Anderson Chair of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR 1

SUMMARY

SUMMARY
The following summary highlights some of the important information you will find in this management information circular (this “Circular”) of Gildan Activewear Inc. (the “Company” or “Gildan”).
Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of ten directors	FOR each nominee	pages 10 to 17
Confirmation of Advance Notice By-Law	FOR	page 7
Appointment of KPMG LLP as auditors	FOR	page 8
Advisory vote on executive compensation	FOR	page 9
Our Director Nominees

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN 2018	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE

William D. Anderson Ontario, Canada Independent	69	2006	Corporate Director	100%	1	- Financial Accounting/Auditing - Risk Management - Human Resources - International
Donald C. Berg Kentucky, United States Independent	63	2015	President, DCB Advisory Services	100%	1	- Financial Accounting/Auditing - Corporate Development - Retail Sales/Distribution - Government Relations/Public Policy
Maryse Bertrand Québec, Canada Independent	60	2018	Corporate Director	100%	2	- Government Relations/Public Policy - Corporate Development - Capital Markets - Risk Management
Marc Caira Ontario, Canada Independent	65	2018	Corporate Director	100%	1	- International - Executive Leadership - Retail Sales/Distribution - Marketing/Advertising
Glenn J., Chamandy Québec, Canada	57	1984	President, Gildan Activewear Inc.	100%	0	- Executive Leadership - Strategy - Manufacturing/Supply Chain - Marketing/Advertising
Shirley E. Cunningham Minnesota, United States Independent	58	2017	Corporate Director	100%	0	- International - Corporate Development - Strategy - Innovation/Technology
Russell Goodman Québec, Canada Independent	65	2010	Corporate Director	100%	2	- Financial Accounting/ Auditing - Corporate Development - International - Capital Markets
Charles M. Herington Florida, United States Independent	59	2018	Vice-Chairman and President, Zumba Fitness LLC	100%	1	- International - Corporate Development - Executive Leadership - Human Resources

MANAGEMENT INFORMATION CIRCULAR 2

SUMMARY

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN 2018	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE

Craig A. Leavitt New York, United States Independent	58	2018	Corporate Director	100%	1	- International - Executive Leadership - Retail Sales/Distribution - Marketing/Advertising
Anne Martin-Vachon Ontario, Canada Independent	57	2015	President, The Shopping Channel	100%	0	- Retail Sales/Distribution - Marketing/Advertising - Strategy - Executive Leadership
We consider strong and transparent corporate governance practices to be an important factor in Gildan’s overall success and we are committed to adopting and adhering to the highest standards in corporate governance. Some of our best practices are:

●	9 of 10 director nominees are independent	●	Board tenure and term limits
●	Independent Chair of the Board	●	Code of Ethics program
●	Guidelines for interlocking board memberships	●	Formal annual Board performance assessment
●	Annual election of directors (no staggered terms)	●	Annual advisory vote on executive compensation
●	Directors elected individually (no slate voting)	●	Director orientation and continuing education
●	Majority voting for directors	●	Board Diversity Policy
●	Share ownership guidelines for Board members and executives	●	Shareholder Engagement Policy
Highlights of our Executive Compensation Program
Our executive compensation program is designed to link executive pay with Gildan performance and align the interests of our management team with those of Gildan’s shareholders. Some of our compensation highlights are:

●	Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives
●	Significant proportion of executive officers’ annual target compensation is “at-risk”
●	Amount that an executive officer can receive under the short-term incentive plan is capped at two times target
●	No minimum guaranteed payout under the short-term incentive plan
●	Long-term incentive plan equity awards are designed to encourage a long-term view of performance
●	No hedging or monetizing of equity awards by executives
●	Use of an independent compensation consultant
●	No excessive perquisites
●	Use of stress-testing and back-testing to assess alignment between pay and performance
●	Use of representative and relevant peer group
●	Annual advisory vote on executive compensation
●	Clawback policy for senior executive incentive-based compensation
●	Minimum share ownership guidelines for executives

MANAGEMENT INFORMATION CIRCULAR 3

VOTING AND PROXIES

VOTING AND PROXIES
Solicitation of Proxies
This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the annual meeting of shareholders of the Company to be held on Thursday, May 2, 2019 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company other than the cost of solicitation of the Objecting Non-Registered Holders (see the section entitled “Non-Registered Shareholders” below).
Notice-and-Access
This year, as permitted by Canadian securities regulators, Gildan is using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) to deliver the Meeting material, including this Circular, to both its registered and non-registered shareholders. Gildan is also using notice-and-access to deliver its annual consolidated financial statements to its registered and non-registered shareholders. This means that the Circular and the annual consolidated financial statements of the Company are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Gildan’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption. Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive proxy materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of this Circular and the annual consolidated financial statements of the Company, shareholders will receive a notice with information about how they can access the Circular and annual consolidated financial statements of the Company electronically and how to request a paper copy. This Circular and annual consolidated financial statements of the Company are available on Gildan’s website at www.gildancorp.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Shareholders may request a paper copy of this Circular and/or the annual consolidated financial statements of the Company, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may make such a request at any time prior to the meeting by contacting Gildan’s transfer agent, Computershare Investor Services Inc., via their website www.investorcentre.com/service or by phone 1-866-964-0492. After the meeting, requests may be made via our website at www.gildancorp.com.

Appointment of Proxy
The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.
Revocation of Proxy
A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Company, to the attention of the Corporate Secretary of the Company, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation must be executed by a duly authorized officer or attorney thereof.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the resolution (as set out in Schedule “D”) confirming the adoption of By-Law No. 2 relating to the advance nomination of directors of the Company, FOR the advisory resolution (as set out in Schedule “E”) on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or

MANAGEMENT INFORMATION CIRCULAR 4

VOTING AND PROXIES

variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.
Voting Shares and Principal Holders Thereof
As of March 6, 2019, there were 206,850,292 common shares of the Company (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.
Holders of Common Shares whose names are registered on the lists of shareholders of the Company as at the close of business, Montréal time, on March 6, 2019, being the date fixed by the Company for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting, will be entitled to exercise the voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of March 6, 2019, there was an aggregate of 206,850,292 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.
To the knowledge of the directors and officers of the Company, according to the latest publicly available information, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, as at March 6, 2019.
Non-Registered Shareholders
Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54‑101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered

Holders, and often use a service company (such as Broadridge in Canada) for this purpose.
Non-Registered Holders will either:

(a)
Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)
Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.
Management of the Company does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-

MANAGEMENT INFORMATION CIRCULAR 5

VOTING AND PROXIES

Registered Holders who have objected to their Intermediary disclosing ownership information about them to the Company (“Objecting Non-Registered Holders”). Objecting Non-Registered Holders will not receive the Meeting Materials unless the Objecting Non-Registered Holder’s Intermediary assumes the costs of delivery.

MANAGEMENT INFORMATION CIRCULAR 6

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING
Election of Directors
The articles of the Company provide that the Board of Directors shall consist of not less than five and not more than twelve directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth. All of the nominees are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Company have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.
Nomination Process
The process to nominate the Company’s directors, including the Board skills matrix and Board succession planning and renewal, is described in the section entitled “Director Selection” in the Statement of Corporate Governance Practices of this Circular.
Diversity
The Board is committed to diversity and inclusion at Gildan and has adopted a formal written Board Diversity Policy to support this commitment at the Board level. In that regard, the Board will consider diversity, including gender, when reviewing qualified candidates for recommendation for appointment to the Board to ensure that the Board is comprised of a diverse membership. Currently, three of the ten nominees proposed for election to the Board of Directors (representing 30%) are women.
Nominees
The tables found in the section of this Circular entitled “Election of Directors - Nominees” provide the profile of the nominees proposed for election to the Board of Directors. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Gildan securities, as well as other public company board memberships. Two of the current directors, George Heller and Gonzalo F. Valdes-Fauli, will be retiring from the Board and will therefore not be standing for re-election. Effective immediately following the Meeting, Donald C. Berg will assume the role of Chair of the Board. William D. Anderson, our current Board Chair, will remain on the Board for a one-year transition period. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.
Majority Voting Policy
The Board of Directors has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. Absent exceptional circumstances, the Board will accept the resignation and it will be effective on the date of such acceptance. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting giving the reasons for not accepting the resignation if such is the case. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Social Responsibility Committee at which the resignation is considered.

Confirmation of Advance Notice By-Law
On February 20, 2019, the Board of Directors, upon the recommendation of the Corporate Governance and Social Responsibility Committee, adopted By-Law No. 2, a by-law relating to the advance nomination of directors of the Company (the “Advance Notice By-Law”).
The following is a summary only of the principal provisions of the Advance Notice By-Law and is qualified by reference to the full text of the Advance Notice By-Law attached as Schedule “C”.
The Advance Notice By-Law establishes a framework for advance notice of nominations of directors by shareholders of the Company. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. The Advance Notice By-Law does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the Canada Business Corporations Act.

MANAGEMENT INFORMATION CIRCULAR 7

BUSINESS OF THE MEETING

To be timely, a shareholder must give a valid notice to the Company:

(i)
in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than fifty days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder shall be made not later than the close of business on the tenth day following such public announcement; and

(ii)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made;

provided that, in either instance, if notice-and-access is used for delivery of proxy related materials in respect of a meeting described in (i) or (ii) above, and the Notice Date in respect of the meeting is not less than fifty days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty days after the Notice Date, notice by the nominating shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the Notice Date.
The Advance Notice By-Law authorizes the chair of the meeting to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with the Advance Notice By-Law, to declare that such defective nomination shall be disregarded. The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice By-Law.
The Corporate Governance and Social Responsibility Committee and the Board of Directors believe that the Advance Notice By-Law sets out a clear and transparent process for all shareholders who intend to nominate directors at a shareholders’ meeting, by providing a reasonable timeframe for shareholders to notify the Company of their intention and by requiring shareholders to disclose information concerning the proposed nominees as is mandated by applicable securities laws. The Board of Directors will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Company, and shareholders will be able to make a well-informed voting decision about director nominees. The Advance Notice By-Law is also intended to facilitate an orderly and efficient meeting process.
The Advance Notice By-Law came into effect on February 20, 2019. Pursuant to the provisions of the Canada Business Corporations Act, shareholders must confirm the Advance Notice By-Law at the Meeting. If shareholders do not approve the ordinary resolution confirming the adoption of the Advance Notice By-Law, it will no longer be valid.
Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt an ordinary resolution confirming the adoption of the Advance Notice By-Law (the “Advance Notice By-Law Resolution”), the text of which is reproduced at Schedule “D” to this Circular. The Advance Notice By-Law Resolution must be passed by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. No shareholders are excluded from voting in respect of the Advance Notice By-Law Resolution.
The Board of Directors recommends that shareholders vote FOR the adoption of the Advance Notice By-Law Resolution. Except where authorization to vote with respect to the Advance Notice By-Law Resolution is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the Advance Notice By-Law Resolution.

Appointment of Auditors
KPMG LLP (“KPMG”), chartered accountants, has served as auditors of the Company since fiscal 1996. In fiscal 2018, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Company, the Company retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal periods were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were C$2,392,000 for fiscal 2018 and C$2,238,000 for fiscal 2017. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to

MANAGEMENT INFORMATION CIRCULAR 8

BUSINESS OF THE MEETING

KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were C$80,000 for fiscal 2018 and C$140,000 for fiscal 2017. These services consisted of due diligence services relating to a business acquisition in fiscal 2017 and also translation services in both years. Such due diligence services related primarily to financial accounting.
Tax Fees - The aggregate tax fees billed by KPMG were C$801,000 for fiscal 2018 and C$929,000 for fiscal 2017. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees - The aggregate fees billed by KPMG for all other professional services rendered were C$nil for fiscal 2018 and C$nil for fiscal 2017.
All fees paid and payable by the Company to KPMG in fiscal 2018 were pre-approved by the Company’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

Advisory Vote on Executive Compensation
The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Company’s performance and reflects competitive market practices. The Board is also committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback.
In this light, the Board of Directors wishes to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular. This section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-

performance approach that is aligned with the long-term interests of the Company’s shareholders.
The Board recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “E” to this Circular). Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR this advisory resolution.
As this is an advisory vote, the Board will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future. Results of the vote will be disclosed in the report of voting results and related news release and in next year’s management information circular.

MANAGEMENT INFORMATION CIRCULAR 9

ELECTION OF DIRECTORS - NOMINEES

ELECTION OF DIRECTORS - NOMINEES
The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Gildan securities, as well as other public company board memberships. A more detailed description of each nominee’s competencies is described in the section entitled “Skills and Experience of Directors” in the Statement of Corporate Governance Practices.

	William D. Anderson
	Age 69 Toronto, Ontario, Canada Director since May 2006 Independent(1)
William D. Anderson has had a career as a business leader in Canada spanning over 30 years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson currently serves as Chair of the Board of Directors of Sun Life Financial Inc., an international financial services organization. He has previously served on the boards of directors of MDS Nordion inc., TransAlta Corp., Four Seasons Hotels Ltd., Sears Canada, Inc., BCE Emergis, Inc., and CGI Group, Inc. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Areas of Expertise: • Financial Accounting/Auditing • Risk Management • Human Resources • International	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Chair of the Board of Directors(7)	100%	Sun Life Financial - International financial services organization

	Voting Results	In Favour
	2018	99.61%
	2017	99.90%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	30,000	56,219	86,219	$3,047,842	$450,000	Yes
Mar. 7 2018	30,000	50,299	80,299	$2,324,648
Change	Nil	5,920	5,920	$723,194

	Donald C. Berg
	Age 63 Lakewood Ranch, Florida, United States Director since February 2015 Independent(1)
Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also Chair of the Audit and Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.

Areas of Expertise: • Financial Accounting/Auditing • Corporate Development • Retail Sales/Distribution • Government Relations/Public Policy	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Meredith Corporation - Media and marketing company
	Audit and Finance Committee	100%
	Chair of the Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	99.35%
	2017	99.23%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	3,000	25,535	28,535	$1,008,712	$450,000	Yes
Mar. 7 2018	3,000	17,457	20,457	$592,227
Change	Nil	8,078	8,078	$416,485

MANAGEMENT INFORMATION CIRCULAR 10

ELECTION OF DIRECTORS - NOMINEES

	Maryse Bertrand
	Age 60 Montréal, Québec, Canada Director since May 2018 Independent(1)

Maryse Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. She chairs the Bank’s Conduct Review and Governance Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she also chaired the National Crisis Management Committee and the Board of Directors of ArTV, a specialty channel. Prior to 2009, she was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand is also a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Quebec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University and a Masters in Risk Management from New York University, Stern School of Business.

Areas of Expertise: • Government Relations/Public Policy • Corporate Development • Capital Markets • Risk Management

	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Metro Inc. - Grocery and pharmaceutical distribution
	Audit and Finance Committee	100%	National Bank of Canada - Retail and commercial bank
	Corporate Governance and Social Responsibility Committee	100%
	Voting Results	In Favour
	2018	99.98%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	1,200	2,547	3,747	$132,456	$450,000	No(12)
Mar. 7 2018	Nil	Nil	Nil	Nil
Change	1,200	2,547	3,747	$132,456

	Marc Caira
	Age 65 Toronto, Ontario, Canada Director since May 2018 Independent(1)
Marc Caira is the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He also serves on the Board of Directors of Minto Group, a private real estate developer. Previously, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, from 2013 to 2014, and he also served as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and as Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Areas of Expertise: • International • Executive Leadership • Retail Sales/Distribution • Marketing/Advertising	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Restaurant Brands International Inc. - Multinational quick service restaurant company
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	99.97%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	Nil	4,622	4,622	$163,388	$450,000	No(12)
Mar. 7 2018	Nil	Nil	Nil	Nil
Change	Nil	4,622	4,622	$163,388

MANAGEMENT INFORMATION CIRCULAR 11

ELECTION OF DIRECTORS - NOMINEES

	Glenn J. Chamandy
	Age 57 Montréal, Québec, Canada Director since May 1984 Not Independent (Management)
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for almost forty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

	Board/Committee Membership and Attendance in 2018(8)		Public Board Memberships
	Board of Directors	100%	None
Areas of Expertise: • Executive Leadership • Strategy • Manufacturing/Supply Chain • Marketing/Advertising
	Voting Results	In Favour
	2018	99.98%
	2017	99.94%

Securities Held
As at	Common Shares(3)		Options Exercisable(9)	PSUs(10)	Total Market Value of Common Shares Options Exercisable and PSUs(11)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	3,162,625	(14)	239,773	468,694	$130,399,405	$7,200,000	Yes
Mar. 7 2018	3,110,159		257,218	365,606	$102,064,226
Change	52,466		(17,445)	103,088	$28,335,179

	Shirley E. Cunningham
	Age 58 Bonita Springs, Florida, United States Director since February 2017 Independent (1)
Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis in 2008.

Areas of Expertise: • International • Corporate Development • Strategy • Innovation/Technology	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Kemira Oyj - Global chemical company
	Audit and Finance Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results
	2018	98.96%
	2017	99.96%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	Nil	10,033	10,033	$354,667	$450,000	No(13)
Mar. 7 2018	Nil	3,176	3,176	$91,937
Change	Nil	6,857	6,857	$262,730

MANAGEMENT INFORMATION CIRCULAR 12

ELECTION OF DIRECTORS - NOMINEES

	Russell Goodman
	Age 65 Mont Tremblant, Québec, Canada Director since December 2010 Independent(1)
Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Boards of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of Investors Group Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Financial Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University and is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers.

Areas of Expertise: • Financial Accounting/Auditing • Corporate Development • International • Capital Markets	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Metro Inc. - Grocery and pharmaceutical distribution
	Chair of the Audit and Finance Committee	100%	Northland Power Inc. - Power producer
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	98.83%
	2017	98.25%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirements(6)	Meets Requirement
Mar. 6. 2019	12,000	34,011	46,011	$1,626,489	$450,000	Yes
Mar. 7 2018	12,000	29,573	41,573	$1,203,538
Change	Nil	4,438	4,438	$422,951

	Charles M. Herington
	Age 59 Miami, Florida, United States Director since May 2018 Independent(1)
Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC, a worldwide provider of dance fitness classes. Mr. Herington sits on the Board of Directors of Molson Coors Brewing Company, a multinational brewing company, where he sits on the Audit Committee, and was previously on the Board of Directors of its predecessor company, Adolph Coors Company, since 2003. Mr. Herington also sits on the Boards of Directors of Klox Technologies, a specialty biopharmaceutical company, where he is Chair of the Compensation Committee and sits on the Audit Committee and Hy Cite Enterprises, LLC, a designer and manufacturer of household products, where he sits on the Audit and Corporate Governance Committees. Mr. Herington also served on the Board of Directors of NII Holdings (Nextel International15), one of the world's leading providers of fully integrated mobile communication services, between 2003 and 2015, where he served as Chair of the Compensation Committee and sat on the Corporate Governance Committee. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group (Latin America, Asia Pacific and Central & Eastern Europe) at Avon Products Inc., a manufacturer and marketer of beauty related products. Prior to that, Mr. Herington was President and Chief Executive Officer of America Online (AOLA) Latin America. Prior to that he was President of the Latin America division at Revlon, and before that, he was President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co, a multinational consumer goods corporation. Mr. Herington received his B.S. from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Areas of Expertise: • International • Corporate Development • Executive Leadership • Human Resources
	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Molson Coors Brewing Company - Global brewing company
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	99.71%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	5,200	4,622	9,822	$347,208	$450,000	No(12)
Mar. 7 2018	Nil	Nil	Nil	Nil
Change	5,200	4,622	9,822	$347,208

MANAGEMENT INFORMATION CIRCULAR 13

ELECTION OF DIRECTORS - NOMINEES

	Craig A. Leavitt
	Age 58 New York, New York, United States Director since May 2018 Independent(1)
Craig Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, overseeing all aspects of the kate spade new york and Jack Spade businesses and was a member of Kate Spade's Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.

Areas of Expertise: • Executive Leadership • International • Retail Sales/Distribution • Marketing/Advertising
	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	100%	Build-A-Bear Workshop, Inc. - Retailer of plush animals
	Audit and Finance Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	99.98%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 6. 2019	Nil	2,029	2,029	$71,725	$450,000	No(12)
Mar. 7 2018	Nil	Nil	Nil	Nil
Change	Nil	2,029	2,029	$71,725

	Anne Martin-Vachon
	Age 57 Mississauga, Ontario, Canada Director since February 2015 Independent(1)
Anne Martin-Vachon is President The Shopping Channel, a division of Rogers Media, a role she returned to in January 2019 after joining Evine Live Inc., as President in August 2018. Prior to joining The Shopping Channel, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods corporation, where she spent more than 20 years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

Areas of Expertise: • Retail Sales/Distribution • Marketing/Advertising • Strategy • Executive Leadership	Board/Committee Membership and Attendance in 2018(2)		Public Board Memberships
	Board of Directors	88%	None
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2018	99.73%
	2017	99.28%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 6. 2019	2,000	21,164	23,164	$818,847	$450,000	Yes
Mar. 7 2018	2,000	14,747	16,747	$484,815
Change	Nil	6,417	6,417	$334,032

(1)
“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)
In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and, in practice, do attend other committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned by the director, as at March 6, 2019 and March 7, 2018, respectively.

MANAGEMENT INFORMATION CIRCULAR 14

ELECTION OF DIRECTORS - NOMINEES

(4)	“DSUs” (as defined in the section entitled “Director Share Ownership Policy”) refers to the number of deferred share units held by the director as at March 6, 2019 and March 7, 2018, respectively.

(5)
“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) on each of March 6, 2019 ($35.35) and March 7, 2018 ($28.95), respectively, by the number of Common Shares and deferred share units held as at March 6, 2019 and March 7, 2018, respectively.

(6)
See the section entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum share ownership requirement as President and Chief Executive Officer, see the section entitled “Executive Share Ownership Policy”.

(7)
As Chair of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis. Mr. Anderson will be stepping down as Chair effective immediately following the Meeting and will remain on the Board for a one-year transition period.

(8)	Glenn J. Chamandy is not a member of the Board committees. He attends all committee meetings as a non-voting participant at the invitation of the committee chairs.

(9)
“Options Exercisable” refers to the number of Options (as defined under the section entitled “Long-Term Incentives”) awarded to Glenn J. Chamandy and which are exercisable as at March 6, 2019 and March 7, 2018, respectively.

(10)	“PSUs” refers to the number of PSUs (as such term is defined under the section entitled “Long-Term Incentives”) held by Glenn J. Chamandy as at March 6, 2019 and March 7, 2018, respectively.

(11)
The value of Common Shares is determined by multiplying the number of Common Shares held on March 6, 2019 and March 7, 2018, respectively, by the closing price of the Common Shares on the NYSE on March 6, 2019 ($35.35) and March 7, 2018 ($28.95), respectively, and the aggregate value of PSUs is determined by multiplying the number of PSUs held on March 6, 2019 and March 7, 2018, respectively, by the closing price of the Common Shares on the NYSE on March 6, 2019 ($35.35) and March 7, 2018 ($28.95), respectively. For the purposes of calculating the value of the PSUs, the PSUs are assumed to vest at target, which represents 100% of the number of PSUs held at the relevant date. The aggregate value of the PSU awards held as at March 6, 2019 and March 7, 2018 would amount to $33,136,666 and $21,168,587, respectively, assuming PSUs achieve maximum vesting of 200% of the number of PSUs held at the relevant date. The value of the exercisable Options is calculated based on the difference between the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 6, 2019 (C$47,47) and on March 7, 2018 (C$37.31), respectively, and the exercise price of the Options, multiplied by the number of exercisable Options held as at March 6, 2019 and March 7, 2018, respectively. The aggregate value of Options is then converted to U.S. dollars using the Bank of Canada closing rate on March 6, 2019 (1.3420) and March 7, 2018 (1.2947), respectively.

(12)
Maryse Bertrand, Marc Caira, Charles M. Herington and Craig A. Leavitt, who were appointed to the Board on May 3, 2018, have a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.

(13)
Shirley E. Cunningham, who was appointed to the Board on May 4, 2017, has a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.

(14)	192,625 Common Shares are owned directly by Glenn J. Chamandy and 2,970,000 are owned by an entity controlled by Mr. Chamandy.

(15)
Charles M. Herington served as a director of NII Holdings Inc., which filed for relief under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2014. In June 2015, the conditions of the bankruptcy court’s order and plan of reorganization for NII were satisfied and NII emerged from bankruptcy, at which time Mr. Herington stepped down as a director thereof.

MANAGEMENT INFORMATION CIRCULAR 15

ELECTION OF DIRECTORS - NOMINEES

No Common Directorships
As at March 6, 2019, except for Maryse Bertrand and Russell Goodman, who both sit on the Board of Directors of Metro Inc., no members of the Board of Directors served together on any outside boards. To maintain director independence and to avoid potential conflicts of interest, the Board reviews the number of board interlocks among its directors. Unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies.
Voting Results of 2018 Annual Meeting
The voting results for the election of directors at the 2018 annual meeting of shareholders of the Company were as follows:

Name	For		Withheld
	Number	%	Number	%
William D. Anderson	168,668,643	99.61	658,107	0.39
Donald C. Berg	168,219,424	99.35	1,107,326	0.65
Maryse Bertrand	169,294,884	99.98	31,866	0.02
Marc Caira	169,278,538	99.97	48,212	0.03
Glenn J. Chamandy	169,290,500	99.98	36,250	0.02
Shirley E. Cunningham	167,574,217	98.96	1,752,533	1.04
Russell Goodman	167,348,097	98.83	1,978,653	1.17
George Heller	168,617,512	99.58	709,238	0.42
Charles M. Herington	168,841,132	99.71	485,618	0.29
Craig A. Leavitt	169,293,068	99.98	33,682	0.02
Anne Martin-Vachon	168,870,298	99.73	456,452	0.27
Gonzalo F. Valdes-Fauli	164,322,695	97.04	5,004,055	2.96
Director Tenure
The following chart indicates the number of years the current directors have dedicated to the Company’s Board as of December 30, 2018:

MANAGEMENT INFORMATION CIRCULAR 16

COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS
The Company’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Board of Directors and its committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.
The Corporate Governance and Social Responsibility Committee is mandated by the Board to review regularly the amount and form of compensation of directors who are not employees or officers of the Company (“Outside Directors”). Accordingly, every second year, the Corporate Governance and Social Responsibility Committee engages an independent advisor to provide advice on Outside Director compensation for this purpose. In fiscal 2017, the Corporate Governance and Social Responsibility Committee retained Mercer (Canada) Limited (“Mercer”) to review the compensation of Outside Directors.
In its review, Mercer benchmarks the Company’s Outside Director compensation structure against market compensation data gathered from the same Proxy Reference Group (as defined in the section entitled “Benchmarking Practices”) used to benchmark executive compensation. Based on the results of Mercer’s benchmarking studies, the Corporate Governance and Social Responsibility Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Company’s director compensation program. In this regard, based on the results of Mercer’s benchmarking study, the Corporate Governance and Social Responsibility Committee recommended, and the Board of Directors approved, an adjustment to Outside Directors’ compensation to market competitive levels, effective January 1, 2018, the first day of fiscal 2018.
Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid to the Outside Directors on the following basis:

Type of Compensation	Annual Compensation Effective January 1, 2018 ($)
Board Chair Retainer	325,000	(1)
Board Retainer	180,000	(2)
Committee Chair Retainer
- Audit and Finance	20,000	(3)
- Compensation and Human Resources	20,000	(3)

Type of Compensation	Annual Compensation Effective January 1, 2018 ($)
- Corporate Governance	10,000
Committee Member Retainer
- Audit and Finance	Nil
- Compensation and Human Resources	Nil
- Corporate Governance	Nil
Meeting Attendance Fees
- Board meeting	1,500	(4)
- Committee meeting	1,500	(4)
- Annual shareholders’ meeting	1,500	(4)

(1)
Includes the Board and committee retainers and meeting attendance fees. Irrespective of whether the Board Chair has met the minimum share ownership requirements, $150,000 of the Board Chair retainer is paid in deferred share units. See the section entitled “Director Share Ownership Policy”.

(2)
$90,000 of the Board retainer is paid in deferred share units, irrespective of whether the director’s minimum share ownership requirements have been met. See the section entitled “Director Share Ownership Policy”.

(3)
$5,000 of the Audit and Finance Committee Chair retainer and $5,000 of the Compensation and Human Resources Committee Chair retainer, is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share ownership requirements.

(4)	All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.
For a summary of the total compensation earned by each Outside Director during fiscal 2018 please refer to the section entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Company and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings and the annual shareholders’ meeting.
Since December 2001, as a matter of Company policy, the Board discontinued all grants of stock options to Outside Directors. In May 2006, the Board of Directors formally amended the Company’s Long Term Incentive Plan to exclude Outside Directors as eligible participants.
Director Share Ownership Policy
The Board of Directors believes that the economic interests of directors should be aligned with those of the Company’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units (“DSUs”) which is equivalent in value to three

MANAGEMENT INFORMATION CIRCULAR 17

COMPENSATION OF DIRECTORS

times the annual Board retainer (based on the market value of the Common Shares on the NYSE), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.
Furthermore, the Company’s Insider Trading Policy prohibits all insiders of the Company, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.
Deferred Share Unit Plan
The Company has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to align their economic interests with those of the Company’s shareholders and to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.
During the period between January 1, 2018 and December 30, 2018, each Outside Director received DSUs valued on an annual basis at $90,000 out of a total annual Board retainer fee of $180,000. The Board Chair received DSUs valued on an annual basis at $150,000 out of a total annual Board Chair retainer fee of $325,000. In addition, the Audit and Finance Committee Chair and the Compensation and Human Resources Committee Chair received DSUs valued on an annual basis at $5,000 out of a total annual committee chair retainer fee of $20,000. See the section entitled “Annual Retainer and Attendance Fees”.
Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs any or all of the remaining balance of the fees payable in respect of serving as a director.
Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Company, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU. The value of a DSU is based on the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the date of the calculation (the “DSU Value”), which for this purpose is the last day of each fiscal quarter of the Company. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Company. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the DSU Value determined as at such date.

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COMPENSATION OF DIRECTORS

Outstanding Share-Based Awards
The following table shows all share-based awards outstanding for each Outside Director as at the end of fiscal 2018:

Name	Share-Based Awards
	Number of Shares or Units of Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(2) ($)
William D. Anderson	56,219	1,700,063
Donald C. Berg	25,535	772,178
Maryse Bertrand	2,547	77,021
Marc Caira	4,622	139,769
Shirley E. Cunningham	10,033	303,398
Russell Goodman	34,011	1,028,493
George Heller	70,800	2,140,992
Charles M. Herington	4,622	139,769
Craig A. Leavitt	2,029	61,357
Anne Martin-Vachon	21,164	639,999
Gonzalo F. Valdes-Fauli	43,213	1,306,761

(1)
The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment dates of the Company’s fiscal 2018 cash dividends on the Common Shares as provided in the DSUP (see the section entitled “Deferred Share Unit Plan”).

(2)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the NYSE on the last trading day prior to fiscal year-end (December 28, 2018) of $30.24.

Total Compensation of Outside Directors
The table below reflects in detail the total compensation earned by each Outside Director during the fiscal year ended December 30, 2018:

Name	Fees Earned (1)		Share-Based Awards(2)	Total
	Retainer	Attendance
	($)	($)	($)	($)
William D. Anderson	175,000	—	150,000	325,000
Donald C. Berg	—	—	227,000	227,000
Maryse Bertrand	47,868	13,200	75,102	136,170
Marc Caira	—	—	136,170	136,170
Shirley E. Cunningham	—	9,000	198,000	207,000
Russell Goodman	84,000	25,500	116,000	225,500
George Heller	—	—	205,500	205,500
Charles M. Herington	—	—	136,170	136,170
Craig A. Leavitt	59,835	16,500	59,835	136,170
Anne Martin-Vachon	—	25,500	180,000	205,500
Sheila O'Brien (3)	30,412	6,000	30,412	66,824
Gonzalo F. Valdes-Fauli	100,000	25,500	90,000	215,500

(1)	These amounts represent the portion of the retainer and attendance fees paid in cash to the Outside Directors.

(2)
These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors (see the section entitled “Annual Retainers and Attendance Fees”). Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their retainer and attendance fees in DSUs.

(3)	Sheila O'Brien retired from the Board effective May 3, 2018.

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COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS
A Message from the Compensation and Human Resources Committee
Dear shareholders,
On behalf of the Compensation and Human Resources Committee and the Board of Directors, we are pleased to share with you highlights of another successful year at Gildan.
As a reminder, Gildan’s compensation philosophy is intended to attract, motivate and retain high performing executive officers, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders. Accordingly, the primary role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation at Gildan as well as to monitor executive officers’ performance assessment, succession planning and overall compensation.
2018 Company Performance Highlights
Gildan delivered on its financial objectives for fiscal 2018 and continued to execute on its strategic objectives as follows:

•	Achieved consolidated net sales of $2.9 billion, up by 5.7%, diluted earnings per share of $1.66, and adjusted diluted earnings per share up 8.1% to $1.86.

•	Continued to execute on its strategic growth drivers:

▪	Further penetration in fashion basics

▪	27% growth in international sales

▪	Double-digit growth in global lifestyle brand sales

▪	New private label program wins in underwear and activewear

▪	Doubled e-commerce sales

•
$125 million in capital investments towards capacity expansion, technological improvement, and sustainable solutions in manufacturing, including the commencement of operations of its newest textile facility, Rio Nance 6.

•	Generated strong free cash flow totaling $429 million for the year.

•	100 basis point improvement in SG&A as a percentage of sales compared to 2017, driven by initiatives related to the Company’s organizational consolidation.

•	Returned $460 million to shareholders through dividends and share repurchases.

•	Increased its quarterly dividend by 20% for the seventh consecutive year.
2018 Executive Compensation Highlights
In consideration of the Company’s fiscal 2018 performance, the portion of the annual short-term incentive plan for executive officers that is tied to financial objectives achieved a payout at 100% of target, with both adjusted earnings per share and return on net assets results falling within their respective target ranges. In fiscal 2018, the Company introduced qualitative measures as part of the annual incentive plan for the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, and our two Group Presidents, representing 20% of their annual award. These measures consisted of individual strategic objectives that were set at the beginning of the year. These measures also specifically included succession planning objectives given the importance of developing future leaders at Gildan. Based on the achievement of their respective strategic objectives, the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, and the two Group Presidents each received a payout at 100% of target for this portion of their annual award, resulting in an overall payout of 100% of target. Our Senior Vice-President, Yarn Spinning received a payout of 103.5% of his target, based on a combination of the Company’s adjusted earnings per share and return on net assets results, which represented half of his target award, and the achievement of operational and individual objectives, which represented the other half.
Also, the September 2015 long-term incentive plan (“LTIP”) awards, comprised of three-year non-treasury performance-based restricted share units (“PSUs”) granted to the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, and the two Group Presidents, vested at 200%. This result reflected the achievement of average return on assets for the three-year vesting period at the 90th percentile of companies in the S&P/TSX Capped Consumer Discretionary

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COMPENSATION DISCUSSION AND ANALYSIS

Index, excluding income trusts, and is aligned with our policy of providing top quartile compensation when Company performance is also top quartile.
Executive Compensation Decisions
During 2018, the Compensation and Human Resources Committee continued the broad review of the Company’s executive compensation program to ensure that it continues to achieve our objectives of attracting, motivating and retaining high performing executive officers, encouraging and rewarding superior performance, and aligning our executives’ interests with those of Gildan’s shareholders. This led to the following important decisions:
Retained a new compensation consultant. During 2018 the Committee conducted a comprehensive search for a compensation consultant, which led to the decision in October 2018 to retain Willis Towers Watson to assist the Committee in matters related to executive compensation practices, disclosure and governance.
Reviewed the LTIP award mix and performance metrics. As we noted in last year’s Management Information Circular, to better align our LTIP with the Company’s pay-for-performance philosophy and long-term shareholder value creation, beginning in fiscal 2018 the LTIP for the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, and the Group Presidents, consists solely of PSUs with performance vesting conditions based 1/3 each on absolute performance against three-year targets for revenue growth (CAGR), earning per share growth (CAGR) and return on net assets (average growth). In the past, the LTIP was a combination of stock options and PSUs.
Granted a one-time special award to our President, Sales, Marketing and Distribution. Following the combination of our Printwear and Branded Apparel segments into one consolidated Sales, Marketing and Distribution group, and as an incentive to successfully integrate the two businesses, in May 2018 the Board of Directors, on the recommendation of the Committee, granted to Michael R. Hoffman a special award representing two times his annual base salary. The award, comprised of restricted share units, will vest in two tranches. The first tranche, representing 50% of the value of the award, cliff-vests after a 24-month period based on the attainment of objectives tied to the success of the integration. The second tranche, representing 50% of the value of the award, cliff-vests after a five-year period based on time. This time-based tranche serves primarily as long-term retention.
Benchmarked executive pay. At the beginning of fiscal 2018 we conducted a benchmarking of the overall compensation of the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, and the Group Presidents relative to Gildan’s peer group of other publicly-traded companies. Based on the results of the benchmarking study, the Committee made the following decisions in order to ensure alignment of these executive officers’ compensation with the median of the peer group:

•
No adjustment was made to the compensation of the President and Chief Executive Officer during 2018 due to his positioning relative to the peer group as well as the adjustments made to his base salary in July 2017.

•
The base salaries of the other executive officers were adjusted on a case by case basis, effective as of March 1, 2018, as part of our global salary increase process, taking into account their positioning relative to the peer group as well as their level of responsibilities.

As described in the section entitled “Benchmarking Practices”, the peer group is composed of 16 companies, including organizations with vertically integrated business models similar to Gildan. U.S. domiciled companies dominate the peer group because of the global scope of Gildan’s operations and the importance of the U.S. market to Gildan’s business. The vast majority of Gildan’s customers, as well as its direct competitors, are located in the United States. Gildan’s functional currency is U.S. dollars and approximately 85% of Gildan’s revenues were generated in the United States in fiscal 2018. Accordingly, in our view, the peer group is appropriate for setting the Company’s executive officer pay given the scope of Gildan’s target markets and operations both in the U.S. and globally, the talent market for Gildan’s executive officers, which is primarily outside of Canada, and a lack of comparably-sized reference apparel companies in Canada.
Reviewed the short-term incentive financial measures component for 2019 and adjusted the weighting for the financial measures under the LTIP. With our new compensation consultant, we conducted a review of the financial measures to be used for our fiscal 2019 annual short-term incentive program. Based on the results of the review, the Committee decided to replace the return on net assets metric with a revenue metric. Accordingly, for fiscal 2019, the financial metrics for the annual short-term incentive plan will be adjusted earnings per share and revenues with a 50% weighting respectively. In conjunction with this change, we adjusted the weighting of the return on net assets metric under the LTIP program to 50% with the result that the adjusted earnings per share and revenue metrics will be weighted 25% respectively. These changes are intended to more closely align the short-term incentive program to annual business drivers, and to reduce the overlap between short-term and long-term metrics

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COMPENSATION DISCUSSION AND ANALYSIS

by placing more emphasis on return on net assets under the LTIP program given its importance as a long-term value creation measure.
Looking Ahead
In 2019, we plan to continue to build on our strong foundation of sound and effective pay and governance practices. We will continue to regularly test the linkage between executive pay and Company performance and monitor the evolution of market best practices. This includes benchmarking our executive pay against comparable peers to ensure we provide competitive compensation, ensuring that the short-term and long-term incentive plans continue to be adequately tied to the expected business results, and maintaining appropriate anti-hedging and clawback policies and stock ownership guidelines.
We are confident that our executive compensation program and our pay-related decisions strike the right balance between earning the loyalty of talented executive officers and incentivizing strong performance, while ensuring strong ties to the Company’s performance. We strive to provide our shareholders clear and relevant information about our approach to executive compensation, and we ask you to read the following pages to gain a deeper understanding of our compensation practices.
For each of the past three years, over 90% of shareholders have demonstrated their support of our executive pay program by voting in favour of our annual say on pay proposal. This year we are holding our eighth say-on-pay vote and we want you to know that your input is important to us so we encourage you to cast your vote. The Compensation and Human Resources Committee and the Board of Directors value your input on pay and governance matters and Board and Committee members will be present at the Meeting to answer your questions. We believe that the Company’s future is in good hands, and that our executive officers and our employees have the best interest of all our stakeholders at heart.
Sincerely,

Donald C. Berg	William D. Anderson
Chair of the Compensation and Human Resources Committee	Chair of the Board of Directors

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COMPENSATION DISCUSSION AND ANALYSIS

Determining Compensation
Compensation and Human Resources Committee
The primary role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation at Gildan. Under its mandate, the Committee is responsible for monitoring executive officers’ performance assessment, succession planning and overall compensation. The Committee recommends the appointment of executive officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of their performance, including recommending their compensation. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Company can attract, motivate and retain executive officers who exhibit high standards of integrity, competence and performance. The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the executive officers’ overall compensation. Finally, the Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company. The mandate of the Committee is available on Gildan’s website at www.gildan.com.
At the end of the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of seven directors, all of whom are independent directors, namely Donald C. Berg (Chair), Marc Caira, Shirley E. Cunningham, Russell Goodman, Charles M. Herington, Craig A. Leavitt and Anne Martin-Vachon. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Donald C. Berg, Chair of the Committee since May 2017, is a former senior executive with over 30 years of executive leadership experience. Through his career Mr. Berg has held positions with overall responsibility for human resources and compensation matters.

Marc Caira is a member of various boards of directors, including the Board of Directors of Restaurant Brands International Inc., where he serves as Vice-Chairman, and the Board of Directors of the Minto Group.

Shirley E. Cunningham is a senior executive with more than 25 years of experience in a variety of leadership positions in the global food and agriculture industry. In her role as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy for CHS Inc., Ms. Cunningham had overall responsibility for human resources and compensation matters.

Russell Goodman is a member of various boards of directors, including the Board of Directors of Metro Inc., and the Board of Directors of Northland Power Inc., where he serves as as a member of the Compensation Committee. As Chair of the Audit and Finance Committee of Gildan’s Board, Mr. Goodman is required to sit on the Compensation and Human Resources Committee.

Charles M. Herington is a senior executive and is a member of various boards of directors, most notably the Board of Directors of Molson Coors Brewing Company, where he sat on the Compensation and Human Resources Committee and the Board of Directors of Klox Technologies, where he is Chair of the Compensation Committee.

Craig A. Leavitt is a corporate director of public, private and not-for-profit companies, and has more than 25 years of experience in a variety of leadership positions in the clothing and accessories industry. In his role as Chief Executive Officer of Kate Spade & Company, Mr. Leavitt had overall responsibility for human resources and compensation matters.

Anne Martin-Vachon is a senior executive with more than 25 years of experience in a variety of leadership positions in the consumer packaged goods and retail industry. In her role as President of The Shopping Channel she has overall responsibility for human resources and compensation matters.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation Consultant
As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain compensation consultants and approve their fees.
The Committee retained Mercer Consulting (“Mercer”) to assist the Committee in matters related to corporate governance and executive compensation until September 2018. After having completed a comprehensive search, the Committee retained Willis Towers Watson (“WTW”) to assist in such matters, effective as of October 2018.
As part of their mandate, the compensation consultant assists the Committee in determining and benchmarking compensation for the Company’s executive officers and Outside Directors, ensuring that the various elements of the compensation package orient their efforts and behaviours toward the goals that have been set, and ensuring that their total compensation is market competitive.
Executive Compensation-Related Work
During fiscal 2018, the Committee retained Mercer to conduct a benchmarking and analysis of the executive officers’ total compensation and to provide an overview of current and emerging governance and executive compensation trends. Mercer also provided ad hoc analytical and advisory support to the Committee on other matters relating to executive compensation. In addition, the Committee retained WTW to provide an initial review of executive compensation and policies, to perform a compensation risk assessment, and to initiate the annual compensation benchmarking analysis.
All Other Work
The Compensation and Human Resources Committee pre-approves any services that its consultant (or its affiliates) provides to the Company at the request of management.
During fiscal 2018, WTW initiated a research and benchmark of Gildan's total direct compensation for certain vice-president level positions across the organization. The Company also purchases, from time to time, certain standard survey results for its employment markets.

The aggregate fees paid to Mercer and WTW for executive compensation-related services and all other services provided during fiscal 2018 and 2017 were as follows:

	Fiscal 2018		Fiscal 2017
Type of Fee	Willis Towers Watson fees (C$)	Mercer fees (C$)	Willis Towers Watson fees (C$)	Mercer fees (C$)

Executive Compensation-Related Fees	73,399	109,505	—	259,355
All Other Fees	124,279	4,637	—	1,000
Total	197,678	114,142	—	260,355
Due to the policies and procedures that Mercer and subsequently WTW and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from the individual executive compensation consultant at either Mercer or at WTW is objective and not influenced by Mercer’s relationships (or its affiliates) or WTW’s relationships with the Company. These policies and procedures include the following:

•
The individual consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by either Mercer (or any of its affiliates) and/or by WTW, as applicable;

•	The individual consultant is not responsible for selling other Mercer or affiliate services and/or WTW services to the Company, as applicable;

•
Both Mercer’s and/or WTW’s professional standards prohibit the respective individual consultant from considering any other relationships Mercer or any of its affiliates and/or WTW, as applicable, may have with the Company in rendering his or her advice and recommendations;

•	The Committee has the sole authority to retain and terminate the individual consultant;

•	The individual consultant has direct access to the Committee without management intervention;

•	The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

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COMPENSATION DISCUSSION AND ANALYSIS

•	The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.
While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by either Mercer or WTW.

Shareholder Advisory Vote on Executive Compensation
According to proxies received and ballots cast at the Company’s last annual meeting of shareholders held on Thursday, May 3, 2018, the Company’s approach to executive compensation, as disclosed in the Company’s previous management information circular dated March 7, 2018, was supported by 91.17% of its shareholders present or represented by proxy at the meeting.

Our Executive Compensation Practices
Compensation Philosophy and Objectives
Gildan’s executive compensation program is intended to attract, motivate and retain high performing executive officers, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:

•	Providing the opportunity for total compensation that is competitive with the compensation received by executive officers employed by a group of comparable North American companies;

•	Ensuring that a significant proportion of executive compensation is linked to performance through the Company’s variable compensation plans; and

•	Providing executive officers with long-term equity-based incentive plans, such as PSUs, which also help to ensure that executive officers meet or exceed minimum share ownership requirements.

Executive Compensation Practices
In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of best practices, including:

Key Features of our Compensation Program
•	Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives
•	Significant proportion of executive officers’ annual target compensation is “at-risk”
•	Amount that an executive officer can receive under the short-term incentive plan is capped at two times target
•	No minimum guaranteed payout under the short-term incentive plan
•	Long-term incentive plan equity awards are designed to encourage a long-term view of performance
•	No hedging or monetizing of equity awards by executives
•	Use of an independent compensation consultant
•	No excessive perquisites
•	Use of stress-testing and back-testing to assess alignment between pay and performance
•	Use of representative and relevant peer group
•	Annual advisory vote on executive compensation
•	Clawback policy for executive officer incentive-based compensation
•	Minimum share ownership guidelines for executives

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COMPENSATION DISCUSSION AND ANALYSIS

The following charts illustrate that a significant portion of our executive officers’ target compensation is at-risk. In fiscal 2018, 83% of the target compensation of the President and Chief Executive Officer and 67% of the target compensation of the other executive officers was at-risk.
Long-Term Incentive

•
100% of the LTIP awards of the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing and 50% of the LTIP awards of the Senior Vice-President, Yarn Spinning are based on PSUs that are conditional upon meeting performance targets tied to the Company's strategic plan.

Short-Term Incentive

•
80% of the short-term incentive payout of the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing is conditional upon the attainment of pre-determined financial metrics (adjusted earnings per share and return on net assets). 75% of the short-term incentive payout of the Senior Vice-President, Yarn Spinning is conditional upon the attainment of pre-determined financial and operational metrics.

As our executive compensation program is designed to align pay to performance, we compared our President and Chief Executive Officer’s target pay to his realizable pay over periods of three fiscal years each. The analysis below shows how intended pay has been impacted by Company performance:

Pay for Performance
C$14,000,000
C$12,000,000
C$10,000,000
C$8,000,000
C$6,000,000
C$4,000,000
C$2,000,000
C$0
32.1%
37.4%
13.2%
11.5%
3.1%
2012-2014
2013-2015
2014-2016
2015-2017
2016-2018
Average Target Pay
Average Realizable Pay
Average Annualized TSR

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COMPENSATION DISCUSSION AND ANALYSIS

The analysis above demonstrates a strong alignment between executive pay and Company performance. During the first two periods, our President and Chief Executive Officer’s three-year average realizable pay has exceeded his target pay, which is fully consistent with our approach of tying a significant portion of total direct compensation to the attainment of performance objectives and value creation, and in consideration of both the increase and magnitude of the total shareholder return over these periods. For the last three measurement periods, the average realizable pay was closer to target pay, being slightly lower than target pay for the 2014-2016 period and slightly higher for the 2015-2017 and 2016-2018 periods, which is in line with the average total shareholder return for those periods. The lower realizable pay for the 2014-2016 period is mainly explained by a lower share price at the end of the measurement period in 2016, which impacts the realizable value of unexercised stock options and a lower short-term incentive average payout in comparison to the 2015-2017 and 2016-2018 periods.
For the purpose of the analysis, we defined “target pay” as the sum of base salary, target short-term incentives and target long-term incentives, and we defined “realizable pay” as the sum of the following compensation elements:

Compensation Element	Treatment of Compensation Element
Base salary	Salary received
Annual incentive	Annual bonus paid during the period
PSUs
 Value of awards granted during the period that vested and were paid out during the period
 Value of unvested awards granted during the period, calculated on the last day of the period assuming 100% vesting

Stock options	Value of gains realized upon exercise of options granted during the period In-the-money value of unvested or unexercised options granted during the period, calculated on the last day of the period
New hire or one-time awards and all other compensation	Excluded from the calculation

Benchmarking Practices
To meet the Company’s objectives of providing market competitive compensation opportunities, Gildan’s executive officer compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity and geographical scope, as well as other companies with which the Company competes for executive talent.
The Company’s executive compensation policy is to use the market median with the potential of top quartile total compensation when individual and Company performance are also at top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee. At the beginning of fiscal 2018, relative to the benchmarking results, the Company’s executive officers’ total direct compensation opportunity is positioned in the range of the market median for the President and Chief Executive Officer and slightly below the market median for the other executive officer positions.

As part of the benchmarking process, the Compensation and Human Resources Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”). In addition, the Committee may also consider information gathered from annual compensation planning surveys from a range of outside consulting firms in connection with determining annual salary increases for executive officers. The composition of the Proxy Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Company and changes are made as deemed appropriate. From time to time, the Committee engages its compensation consultant to review the composition of the Proxy Reference Group and provide recommendations to the Committee. The Committee used the Proxy Reference Group with respect to the positions of the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing and relied on the periodical vice-president level benchmarking conducted by its compensation consultant for the Senior Vice-President, Yarn Spinning.

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COMPENSATION DISCUSSION AND ANALYSIS

The following table provides an overview of the characteristics of the Proxy Reference Group:
(All values in $ millions)

	Gildan Activewear Inc.		Proxy Reference Group(1)
Location	Canada		North America
Industry Sector	Textiles and Apparel		Apparel, Accessories & Luxury Goods
Revenues Preceding 12 months	$2,909	(2)	$4,621
Market Capitalization As at December 31, 2018	$6,278	(3)	$6,421
Enterprise Value As at December 31, 2018	$7,017	(3)	$7,803
Net income Preceding 12 months	$351	(2)	$343

(1)
The financial data for the Proxy Reference Group are from the S&P Capital IQ database and represent the median of the group on December 31, 2018, for the most recently reported 12-month revenue and net income.

(2)	The revenues and net income for the Company are based on its results for fiscal 2018.

(3)	The market capitalization and enterprise value of the Company are from the S&P Capital IQ database.
Both the industry sector and location are considered relevant in selecting comparators, as Gildan competes directly with these organizations for customers, revenue, executive talent and capital.
Taking into consideration these factors, the following selection criteria were used to determine the Proxy Reference Group:

•	Companies that are headquartered in North America and that are listed on a Canadian or U.S. exchange;

•	Revenue, market capitalization, enterprise value and net income, generally in a range of 50% to 200% of Gildan; and

•
Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods and companies from other classifications, such as consumer products companies with similar customers and business model to Gildan.

As a result, the Proxy Reference Group which served as a basis for the establishment of compensation for fiscal 2018 is composed of the 16 companies set forth below. The Compensation and Human Resources Committee believes that this peer group, which includes organizations with vertically integrated business models similar to Gildan, is appropriate for setting the Company’s executive officer pay given the scope of Gildan’s target markets and operations both in the U.S. and globally, the talent market for Gildan’s executive officers, which is primarily outside of Canada, and a lack of comparably-sized reference apparel companies in Canada. U.S. domiciled companies dominate the peer group because of the global scope of Gildan’s operations and the importance of the U.S. market to Gildan’s business. The vast majority of Gildan’s customers, as well as its direct competitors, are located in the United States. In this regard, Gildan’s functional currency is U.S. dollars and approximately 85% of Gildan’s revenues were generated in the United States in fiscal 2018.

Proxy Reference Group
Capri Holdings Limited	lululemon athletica inc.
Carter’s Inc.	Mattel, Inc.
Church & Dwight Co., Inc.	Phillips Van Heusen Corp.
Cintas Corp	Ralph Lauren Corp.
Columbia Sportswear Co.	Skechers USA, Inc.
Edgewell Personal Care Company	Spectrum Brands Holdings, Inc.
Hanesbrands Inc.	Tapestry, Inc.
Hasbro Inc.	Under Armour, Inc.

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COMPENSATION DISCUSSION AND ANALYSIS

Performance Graph
Cumulative Value of a C$100 Investment
The following graph compares the cumulative total shareholder return on an investment of C$100 in Common Shares made on September 29, 2013 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.
A significant portion of the Company’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, a change in value of the Canadian dollar relative to the U.S. dollar can have an effect on the value of the Company’s Canadian dollar denominated Common Shares.

	September 29, 2013	October 5, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
Company (C$) - Total Return	$100	$127	$166	$145	$176	$181
S&P/TSX Composite Index Total Return (C$)	$100	$119	$108	$131	$143	$129

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COMPENSATION DISCUSSION AND ANALYSIS

Cumulative Value of a $100 Investment
The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on September 29, 2013 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	September 29, 2013	October 5, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
Company (US$) - Total Return	$100	$116	$123	$111	$144	$137
S&P 500 Composite Index Total Return (US$)	$100	$119	$127	$142	$173	$164
Gildan’s total shareholder return over the five-year period shows an overall upward trend from fiscal 2014 to 2018, with a slight decrease in 2016. Over the same five-year period, total compensation earned by the executive officers has also grown overall, with a slight decrease in fiscal 2014, when bonuses paid to the executive officers under the annual short-term incentive plan were at 14% of target. In fiscal 2015, there was an increase in total compensation as a result of the fifteen-month reporting period which included two annual long-term incentive awards and a one-time equity grant to our Executive Vice-President, Chief Financial and Administrative Officer. The total compensation decreased in the following year and then increased in fiscal 2017 when bonuses were paid at 127% of target. Total compensation remained somewhat stable between fiscal 2017 and fiscal 2018.
It should be noted that total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

•	Executive officers’ base salary adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•
Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. adjusted earnings per share and return on net assets); and

•
While long-term incentive grants are typically made at market-competitive target levels, occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards depends on relative return on assets performance (in the case of PSUs) and share price performance.

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COMPENSATION DISCUSSION AND ANALYSIS

President and CEO Compensation Lookback
The table below compares the total direct compensation awarded to our President and Chief Executive Officer, as reported in the Summary Compensation Table for each of the last five fiscal years, to the actual value of that compensation as at the last day of fiscal 2018. The table also compares the actual value for each C$100 of compensation awarded to the value created for Gildan’s shareholders over the same period. Values are expressed in Canadian dollars since the President and Chief Executive Officer’s compensation was set in Canadian dollars for most of the period (until the end of fiscal 2016).

Fiscal Year of Awarded Compensation	Total Direct Compensation Awarded (1) (C$)	Actual Value as at December 30, 2018 (2) (C$)	Period	Value of C$100
				To Shareholders (C$)	To CEO (C$)
2014	4,233,456	9,185,545	Sep 30, 2013 to Dec 30, 2018	181.13	216.98
2015	9,042,245	13,402,291	Oct 6, 2014 to Dec 30, 2018	142.96	148.22
2016	6,907,646	8,373,924	Jan 4, 2016 to Dec 30, 2018	109.46	121.23
2017	10,030,329	8,098,484	Jan 2, 2017 to Dec 30, 2018	124.96	80.74
2018	10,637,640	10,844,046	Jan 1, 2018 to Dec 30, 2018	103.10	101.94

(1)
Includes base salary received, annual bonus paid and value of equity awards granted, as reported in the Summary Compensation Table for each fiscal year. For fiscal years 2017 and 2018, amounts have been converted to Canadian dollars using the Bank of Canada closing rates on the last trading day of the fiscal year, which were 1.2545 and 1.3638 respectively.

(2)
Includes base salary received and annual bonus paid for that fiscal year, vested value of PSU awards granted during that fiscal year, the value of unvested PSU awards granted during that fiscal year as at December 30, 2018, assuming 100% vesting, and for the stock options granted in that particular year, the value of gains realized upon exercise of options and the in-the-money value of unexercised options as at December 30, 2018. For 2017 and 2018, amounts have been converted to Canadian dollars using the Bank of Canada closing rates on the last trading day of the fiscal year, which were 1.2545 and 1.3638 respectively. Unvested PSUs and options denominated in U.S. dollars that are valued as at December 30, 2018 are converted to Canadian dollars, using the Bank of Canada closing rate on the last trading day of the fiscal year, which was 1.3638.

The President and Chief Executive Officer’s compensation is closely aligned to the value created for Gildan’s shareholders. This is consistent with having a significant proportion of Mr. Chamandy’s pay consisting of variable compensation and is aligned with our philosophy of linking pay with Company performance.

Our Named Executive Officers
Below is a description of each of the individuals who form our current executive officer team, which include our President and Chief Executive Officer, our Executive Vice-President, Chief Financial and Administrative Officer, and our three other most highly compensated executive officers as of December 30, 2018 (“Named Executive Officers” or “NEOs”). Detailed information about the compensation awarded to our Named Executive Officers in 2018, 2017 and 2016 can be found in the section entitled “Summary Compensation Table”.

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COMPENSATION DISCUSSION AND ANALYSIS

Glenn J. Chamandy
President and Chief Executive Officer
Glenn J. Chamandy is one of the founding members of Gildan and has devoted his entire career to building Gildan into an industry leader. He became President and Chief Executive Officer in August 2004. Mr. Chamandy is responsible for providing leadership and vision to Gildan, as well as setting the strategic direction in line with shareholders’ interests. Since the Company became public in June 1998, its equity market capitalization has increased from approximately $70 million to $6.3 billion as at December 30, 2018.

Fiscal 2018 Highlights
•
Continued execution on Gildan’s strategic priorities
•
Delivered net sales in 2018 of $2.9 billion up 5.7%, adjusted diluted EPS growth of 8.1% and strong free cash flow in excess of $425 million
•
Oversaw capital allocation
•
Drove organizational consolidation combining Gildan’s business divisions into one structure

Fiscal 2018 Direct Compensation
Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
1,200,000		1,800,000		4,799,990	7,799,990
Equity Ownership as at December 30, 2018(1)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)(2)	($)	(#)	($)
3,162,625	95,054,992	314,761	9,460,371	6 x Base Salary	Yes

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer
Rhodri J. Harries joined Gildan in August 2015 as its Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in corporate finance, treasury and business development. He is accountable for the Company’s financial management as well as overseeing corporate development and corporate affairs, information technology, legal affairs, corporate communications and the corporate human resources groups.

Fiscal 2018 Highlights
•
Focused on profitability and RONA performance of 15.6%, up 70 basis points
•
Managed Gildan’s balance sheet in line with leverage framework
•
Announced seventh consecutive 20% annual increase of Gildan's dividend
•
Returned approximately $462 million to shareholders through dividends and share repurchases

Fiscal 2018 Direct Compensation
Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
616,731		462,548		1,149,986	2,229,265
Equity Ownership as at December 30, 2018(1)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
17,099	513,923	143,531	4,313,929	3 x Base Salary	Yes

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COMPENSATION DISCUSSION AND ANALYSIS

Michael R. Hoffman
President, Sales, Marketing and Distribution
Michael R. Hoffman joined Gildan in October 1997 and has over 30 years of experience in apparel sales and marketing. Mr. Hoffman served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001, providing strategic direction and leadership for the Company’s sales and marketing groups in the Printwear division. Effective in 2018, following the combination of the Printwear and Branded Apparel operating segments into a unified consolidated operating structure, Mr. Hoffman was appointed President, Sales, Marketing and Distribution of the combined organization.

Fiscal 2018 Highlights
•
Focused on net sales growth and key drivers
•
For imprintables, increased penetration in fashion basics and drove international growth of 27%
•
In retail channels, new private label program wins, double digit growth of global lifestyle brand sales and doubling of E-commerce sales
•
Executed organizational consolidation of sales, marketing and distribution activities

Fiscal 2018 Direct Compensation
Salary		Short-Term Incentive		Long-Term Incentives(3)	Total Direct Compensation
($)		($)		($)	($)
591,667		443,750		2,299,956	3,335,373
Equity Ownership as at December 30, 2018(1)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
30,057	903,385	111,612	3,354,580	3 x Base Salary	Yes

Benito A. Masi
President, Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986 and since then has held successive positions of increasing responsibility in textile, apparel and hosiery manufacturing. In January 2005, Mr. Masi was promoted to the position of Executive Vice-President, Manufacturing (recently changed to President, Manufacturing), and has overall responsibility for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Fiscal 2018 Highlights
•
Successfully managed global supply chain through unanticipated headwinds
•
Started ramp up of production at Gildan’s newest textile facility, Rio Nance 6
•
Consolidated textile and sock production to drive operational efficiencies
•
Managed capital expenditures for capacity expansion and technological improvement

Fiscal 2018 Direct Compensation
Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
570,833		428,125		1,099,989	2,098,947
Equity Ownership as at December 30, 2018(1)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
137,271	4,125,780	71,298	2,142,913	3 x Base Salary	Yes

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COMPENSATION DISCUSSION AND ANALYSIS

Chuck J. Ward
Senior Vice-President, Yarn Spinning
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe Moretz Holdings Corp. into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and has been responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. He serves as an active member of the Cotton Board, the oversight and administrative arm of the Cotton Research & Promotion Program, representing U.S. upland cotton.

Fiscal 2018 Highlights
• Oversight of Gildan’s state-of-the-art yarn-spinning capacity in the United States • Supported Gildan’s further penetration within imprintables fashion basics with cost-effective ring spun yarn supply

Fiscal 2018 Direct Compensation
Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
345,454		143,018		128,980	617,452
Equity Ownership as at December 30, 2018(1)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
25,596	769,306	14,177	426,100	1.5 x Base Salary	Yes

(1)	For the detailed calculation of the dollar value of Common Shares and RSUs, please refer to the section entitled “Share Ownership Levels” in this Circular.

(2)	Includes 2,970,000 Common Shares which are owned by an entity controlled by Mr. Chamandy.

(3)	Includes a one-time grant of $1,200,000 as further described in the section entitled “Long-Term Incentives”.

Our Executive Compensation Program
Executive Compensation Components
Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance by providing financial incentives to executive officers based on the level of achievement of specific operational and financial objectives.
The following table summarizes the compensation components of Gildan’s executive compensation program for fiscal 2018, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Base Salary	• Fixed pay rate • Individual salary recommendations based on competitive assessment and economic outlook, leadership and retention • Performance period: 1 year	• Cash	• Proxy Reference Group data • External benchmarking • Individual contribution and performance	• Use of external advisor and peer group analysis	• Attract and retain top talent • Recognize level of responsibilities, individual experience and contribution to the Company’s performance
Short-Term Incentive (SCORES)	• Annual award mainly based on achievement of pre-determined corporate performance objectives • Individual strategic objectives • Performance period: 1 year	• Cash	• Return on net assets performance • Adjusted earnings per share performance • Attainment of individual strategic objectives • Business operational objectives (where applicable)	• Capped to two-times target • Use of external advisor and peer group analysis • Subject to the clawback policy	• Motivate executives to attain and exceed the Company’s annual goals and financial targets
Long-Term Incentives	• 3-year vesting period for annual awards • Cliff vests • PSUs vest upon meeting performance criteria	• PSUs • Time-based RSUs	• Performance based on average RONA improvement, and Revenue and Adjusted EPS growth • Targets in line with the strategic plan • Share price	• Multiple metrics • Use of external advisor and peer group analysis • Subject to the clawback policy	• Motivate executives to create value for the Company at a level that exceeds targets

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COMPENSATION DISCUSSION AND ANALYSIS

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Retirement Benefits	• Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the US)	• Cash payments following retirement	• Market data used to determine executive contributions to retirement programs	• All plans are defined contribution based	• Facilitate accumulation of retirement assets • Support retention by ensuring competitiveness
• SERP (Supplemental Executive Retirement Plan)
Executive Benefits and Perquisites	• Healthcare, disability and life insurance benefits • Annual perquisite allowance or specific allowance, as applicable	• Group or individual coverage • Annual allowance	• Market data used to determine executive coverage and aggregate value of perquisites	• Perquisite value limited by annual allowance	• Ensure proper protection • Support retention by ensuring competitiveness

Base Salary
Salaries of the executive officers are established based on a comparison with competitive benchmarks. The starting point to determine executive officer base salaries is the median of salaries in the Proxy Reference Group or applicable benchmark.
The Compensation and Human Resources Committee regularly reviews the individual salaries of the executive officers and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the executive officer’s value to the Company and retention risk. From time to time, the Committee engages its compensation consultant to conduct a compensation review of the base salaries of executive officers.
In early fiscal 2018, the Committee engaged Mercer to compare the base salaries of the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing to those of the Proxy Reference Group. Based on the results of this comparison, and in consideration of both the market positioning and the organizational changes that resulted in the new Sales, Marketing and Distribution group, the base salaries of each of the NEOs, effective March 1, 2018, were as follows:

Name	Base Salary
Glenn J. Chamandy	$1,200,000
Rhodri J. Harries	$625,000
Michael R. Hoffman	$600,000
Benito A. Masi	$575,000
Chuck J. Ward	$350,000
There was no change to Glenn J. Chamandy’s base salary in 2018. His last salary adjustment was effective as of July 1, 2017.

For 2019, as part of the Company-wide annual salary review process and in consideration of the market positioning, the base salaries of each of the NEOs, effective March 1, 2019 will be as follows:

Name	Base Salary
Glenn J. Chamandy	$1,200,000
Rhodri J. Harries	$675,000
Michael R. Hoffman	$625,000
Benito A. Masi	$600,000
Chuck J. Ward	$375,000

Short-Term Incentive (SCORES)
The Company’s short-term incentive plan, Supplemental Cash Opportunities for Results Exceeding Standards (“SCORES”), aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of Gildan’s executive officers and employees with the annual financial performance and returns of the Company;

•	Motivating executive officers and employees to work towards common annual performance objectives;

•
Providing total cash compensation that is greater than the median of the Proxy Reference Group in cases where superior financial performance and returns in excess of target objectives are attained; and

•	Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.
SCORES target payout levels for each NEO depend on the executive officer’s position.

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COMPENSATION DISCUSSION AND ANALYSIS

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)
Glenn J. Chamandy	150%	0-300%
Rhodri J. Harries	75%	0-150%
Michael R. Hoffman	75%	0-150%
Benito A. Masi	75%	0-150%
Chuck J. Ward	40%	0-80%
Performance Measures and Targets
Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. As stated in the section of this Circular entitled “Risk Assessment of Executive Compensation Program”, as a risk mitigation measure, the Board of Directors retains the discretion to reduce or increase the SCORES payouts, taking into consideration qualitative factors beyond the quantitative financial metrics.
For the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing, 80% of their short-term incentive is tied to financial measures and 20% is tied to the achievement of pre-defined annual strategic measures, including succession planning objectives. When the financial measures achieve results in excess of 100%, this serves as a multiplying factor to the annual strategic measures, thus allowing for the potential maximum payment. For the Senior Vice-President, Yarn Spinning, 50% of his short-term incentive is tied to financial measures, 25% is tied to annual operational objectives, and 25% is tied to annual individual objectives. When the operational objectives achieve results in excess of 100%, this serves as a multiplying factor to the individual objectives, thus allowing for the potential maximum payout.
For fiscal 2018, the Board of Directors approved the following as the financial measures to be achieved for SCORES:

•	Return on net assets (“RONA”) measured against the Company’s budgeted RONA; and

•	Adjusted diluted earnings per share (“adjusted EPS”) measured against the Company’s budgeted adjusted EPS.
The Compensation and Human Resources Committee recommended RONA and adjusted EPS as the financial measures to be achieved in fiscal 2018 to ensure that executive officers’ incentive-based compensation reflects:

•	Success in achieving the Company’s targets for profitability; and

•	Effectiveness in managing the return on assets, including the level of investment required to generate earnings.

For both financial measures, there is a maximum value over which performance will not add any more to the SCORES payout and a threshold value under which there will be no bonus payout for the NEOs. The target values are to be attained within a positive or negative variance of 2.5% versus the target for both adjusted EPS and RONA.  The maximum and threshold values are at a positive or negative variance of 5% versus the target for adjusted EPS and for RONA. Between the target value (+/-2.5%) and the maximum (+5%) and threshold value (-5%), the progression remains linear. The following table illustrates the SCORES financial measures for fiscal 2018:

(1)
Adjusted EPS is calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate (“Adjusted Net Earnings”), divided by the diluted weighted average number of Common Shares outstanding. Adjusted EPS excludes the benefit of 2018 share repurchases. RONA is defined as the ratio of Adjusted Net Earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries, to average net assets for the last five quarters. Net assets is defined as the sum of total assets, excluding cash and cash equivalents, deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities.

In February 2019, upon the recommendation of the Compensation and Human Resources Committee, the Board approved the following changes:

•	The metrics applicable to the short-term incentive for fiscal 2019 will be revenue and adjusted EPS, both measured against the Company’s budget;

•	The target range has been eliminated, with the result that the payouts between threshold and target and from target to maximum will be linear; and

•	A threshold payout value has been added for both metrics, with the result that there is no payout below threshold values (per each metric).
These changes, combined with the modification to the weighting of the metrics under the LTIP as further described in the following section, are intended to more closely align the short-term incentive program to annual business drivers, and reducing metric overlap by putting more emphasis on the RONA under the long-term incentive plan, given its importance as a long-term value creation measure.

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COMPENSATION DISCUSSION AND ANALYSIS

The table below summarizes the payout scenarios for the fiscal 2019 short-term incentive program:

Financial Measure(1)	Weighting	Threshold	Target	Maximum
Revenue	50%	T -2%	Target (T)	T +2%
Adjusted EPS	50%	T -3%	Target (T)	T +3%
Payouts Levels		40%	100%	200%

(1)
Revenue is defined as net sales. Adjusted EPS is calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate (“Adjusted Net Earnings”), divided by the diluted weighted average number of Common Shares outstanding. Adjusted EPS excludes the benefit of 2019 share repurchases. Both revenue and adjusted EPS exclude the impact of business acquisitions occurring after the finalization of the 2019 budget.

Long-Term Incentives
The purpose of the equity incentive component of Gildan’s executive compensation program, namely the Long Term Incentive Plan, is to encourage executive officers and key employees of Gildan and its subsidiaries to work toward and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its officers and key employees. The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by executive officers and key employees;

•	Align the interests of the Company’s executive officers and key employees with its shareholders;

•	Focus executive officers and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•	Foster the retention of executive officers and key management personnel; and

•	Attract talented individuals to the Company.
Types of Equity Incentives Awarded
The LTIP allows the Board of Directors to grant to executive officers the following types of long-term incentives:

•	Stock options (“Options”);

•	Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

•
Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market, which may vest based on time or performance) (“Non-Treasury RSUs”). The Non-Treasury RSUs awarded to executive officers which vest solely upon meeting performance conditions are referred to in this Circular as PSUs. The Non-Treasury RSUs which vest solely on the basis of time are referred to in this Circular as time-based RSUs.
Treasury RSUs and Non-Treasury RSUs are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.
For a more detailed description of the features of the LTIP, see Schedule “B” of this Circular.
The LTIP awards help to achieve Gildan’s compensation objectives as follows:

•
The LTIP, through the use of performance vesting, aims at bringing the total compensation received by Gildan’s executive officers to the 75th percentile of the Proxy Reference Group if the Company achieves its maximum performance goals.

•	When applicable, through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Company’s objective of retaining executive officers.
Effective 2018, to better align our LTIP with the Company’s pay-for-performance philosophy and long-term shareholder value creation, the Compensation and Human Resources Committee recommended to the Board to change the LTIP award mix for Messrs. Chamandy, Harries, Hoffman and Masi from a combination of Options and PSUs to 100% PSUs. The absence of time-based vesting for the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing reinforces the objective of aligning their interests with those of the Company’s shareholders by ensuring that vesting of PSUs is entirely based on meeting the Company’s strategic objectives. In the case of Mr. Ward, until fiscal 2017, his annual LTIP grants were comprised of three-year Non-Treasury RSUs, 50% of which vested on the basis of time and 50% of which vested upon meeting performance conditions. As of fiscal 2017, the annual LTIP mix for Mr. Ward is 50% PSUs and 50% time-based RSUs.
Determination of Grants
All grants of RSUs and Options are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him.
Treasury RSUs are generally used for one-time awards to attract talented candidates or for retention purposes. PSUs, or a combination of PSUs and time-based RSUs, as applicable, are

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COMPENSATION DISCUSSION AND ANALYSIS

granted to executive officers on an annual basis as part of the long-term portion of their annual compensation. Annual award targets are based on the expected impact of the role of the executive officer on the Company’s performance and strategic development as well as market benchmarking. Previous grants are not taken into account when considering new annual grants, as annual grants are determined by specific guidelines, such as a determined grant value.
With their compensation being set in U.S. dollars, the awards for NEOs are also denominated using the U.S. dollar closing price of the Common Shares on the NYSE.
In 2018, target annual equity awards to executive officers, as a percentage of base salary, are as follows:

Name	Fiscal 2018 Target Awards (% of Base Salary)	Mix of PSUs and Time-Based RSUs (% of Base Salary)(1)
		PSUs	Time-Based RSUs
Glenn J. Chamandy	400%	400%	—%
Rhodri J. Harries	200%	200%	—%
Michael R. Hoffman	200%	200%	—%
Benito A. Masi	200%	200%	—%
Chuck J. Ward	40%	20%	20%

(1)	PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date.
Since the change in our fiscal year end in fiscal 2015, the timing of the annual equity grants has coincided with the release of the financial results for the third fiscal quarter. Effective 2018, annual LTIP grants are awarded in February of each year following the fiscal fourth quarter Board meeting in order to align with management’s long-range plan and budgeting processes. Each NEO received an award in February 2018.
For purposes of determining the annual grants, the Company uses the closing price of the Common Shares on the trading day following the day of the release of the Company’s financial results. The timing of the annual grants ensures the grants occur on a date outside of the quarterly trading blackout periods under the Company’s Insider Trading Policy.
For fiscal 2019, the Committee engaged WTW to review the positioning of the total direct compensation of the NEOs compared to the Proxy Reference Group in the case of Messrs. Chamandy, Harries, Hoffman and Masi, and to the results of the benchmarking of vice-president levels for Mr. Ward. Based on the result of this review, the target award for Mr. Chamandy was increased to 450% of his base salary and the target award for Mr. Ward was increase to 50% of his base salary. The target annual equity award for Messrs. Harries, Hoffman and Masi remains at 200%.
Performance Measures and Weightings
To encourage a long-term view of performance and to align the interests of executive officers with the interests of shareholders, Options, PSUs and time-based RSUs have vesting conditions that are based on the following criteria:

Award Type	Time	Gildan’s Financial Performance
Options	100%	—
PSUs(1)	—	100%
Time-Based RSUs	100%	—

(1)	PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date, if Gildan’s financial performance exceeds the target performance by a certain percentage.
Vesting for Options: Options granted to executive officers prior to fiscal 2018 have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date with the exception of a special one-time grant of Options to the Executive Vice President, Chief Financial and Administrative Officer in August 2015, which cliff-vests at the end of the five year period.
Vesting for PSUs: PSUs awarded to executive officers cliff-vest at the end of a three-year period.
PSUs awarded in fiscal 2018 vest fully based on the attainment of the following three strategic performance objectives, which are set based on the Company’s long-term strategic plan:

•	Revenue: The Company’s annual revenue growth (3-year compounded annual growth rate);

•	Adjusted EPS: The Company’s annual adjusted earnings per share growth (3-year compounded annual growth rate);

•	RONA: The Company’s average return on net assets improvement (3-year average).
These metrics have a weighting of 1/3 each and the measurement period begins on the first day of the fiscal period in which the award is granted.
In addition, PSUs can vest at up to two times the actual number of PSUs held at the vesting date, based on the achievement of exceptional performance for the period. This feature aligns the Company’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when Company performance is also top quartile.
PSUs awarded in fiscal 2018 will vest as follows:

Financial Measure(1)	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue	33.3%	50%	100%	200%
Adjusted EPS	33.3%	50%	100%	200%
RONA	33.3%	50%	100%	200%

(1)
Revenue is defined as net sales. Adjusted EPS is calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate

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COMPENSATION DISCUSSION AND ANALYSIS

changes in the countries in which we operate (“Adjusted Net Earnings”), divided by the diluted weighted average number of Common Shares outstanding. RONA is defined as the ratio of Adjusted Net Earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries, to average net assets for the last five quarters. Net assets is defined as the sum of total assets, excluding cash and cash equivalents, deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities.
PSUs awarded prior to fiscal 2018 vest fully based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, and are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%
During fiscal 2018, PSUs vested as follows:

Grant Date	Vesting Date	Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award that Vested
November 16, 2015	November 15, 2018	90th percentile	200%
The performance components of Mr. Ward’s fiscal 2015 and 2016 awards of Non-Treasury RSUs are subject to the following relative performance vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 75th percentile	100%
At the median	50%
Below the 40th percentile	0%
During fiscal 2018, the performance component of Mr. Ward’s 2015 award vested at 100% on November 15, 2018.
Effective for the PSUs awarded in February 2019, and in consideration of the changes to the short-term incentive financial measures described in the section entitled “Short-

Term Incentive (SCORES) - Performance Measures and Targets”, the weighting of the RONA metric will be 50% and the weighting for adjusted EPS and revenue will be 25% respectively. Furthermore, the threshold payouts will be set to 40%, to align with the threshold payouts under the short-term incentive plan.

Financial Measure	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue	25%	40%	100%	200%
Adjusted EPS	25%	40%	100%	200%
RONA	50%	40%	100%	200%
Special One-Time Equity Award
In consideration of his increased responsibilities following the combination of the former Branded Apparel and Printwear organizations, and to provide an incentive to successfully integrate the two businesses, Michael R. Hoffman was granted a special RSU award dated May 4, 2018.
The special award, having a value at grant of $1.2 million representing two times his base salary at time of grant, will vest in two tranches.
The first tranche, representing 50% of the total value and awarded in the form of Non-Treasury RSUs, will cliff-vest after a period of 24 months. The payout will be contingent upon the success of the integration, in a range of 0% to 100%.
The second tranche, representing 50% of the total value and awarded in the form of Treasury RSUs, will cliff-vest after a period of five years. This second portion is time-based and will primarily serve as long-term retention.
Dividends on Outstanding Restricted Share Units
In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs, Non-Treasury RSUs and PSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. Accordingly, effective on the payment date of each of the Company’s quarterly cash dividends during fiscal 2018, namely April 2, June 11, September 10, and December 10, 2018 (dividend of $0.112 per share), the Board granted additional RSUs to each RSU holder with the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.

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COMPENSATION DISCUSSION AND ANALYSIS

The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on the payment date of the dividend, divided by the higher of the closing price of the Common Shares on either the TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant, based on the exchange rate of the Bank of Canada on the business day preceding the payment date of the dividend.
Retirement Policy for the LTIP
All LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their Options and RSUs under Gildan’s Retirement Policy, provided certain “Retirement” or “Early Retirement” criteria are met. LTIP participants are eligible for retirement when they reach the age of 55 years, have at least five years of service, and their age plus their number of years of service equals at least 70.  LTIP participants are eligible for early retirement when they reach the age of 55 years and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions.

As further described in Schedule “B” of this Circular, when a participant qualifies for retirement, Options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and Options granted in the last six months will expire immediately. Similarly, RSUs granted at least six months before the date of retirement will continue to vest over their original vesting period, and RSUs granted in the last six months will be prorated and the performance portion of the award will be determined at the end of the original vesting period. When a participant qualifies for early retirement, Options that have vested by the date of early retirement may be exercised until the original expiry date, Options that have not vested will expire immediately, and RSUs will be prorated and the performance portion of the award will be determined at the end of the original vesting period.

Securities Authorized for Issuance Under Equity Compensation Plans
As at December 30, 2018, the following table provides with respect to the LTIP:

•	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

•	The weighted-average exercise price of such outstanding options, warrants and rights; and

•	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
	(#)	($)	(#)
Equity compensation plan approved by security holders
- LTIP (Options granted in Canadian dollars)	1,993,550	C$33.60	1,524,965 (1)
- LTIP (Options granted in U.S. dollars)	668,896	$29.01
- LTIP (Treasury RSUs)	105,573	N/A

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.
The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.
The table below provides the number of Options and Treasury RSUs granted each year (burn rates) under the LTIP for the fiscal year ended December 30, 2018 and for the two preceding fiscal years expressed as a percentage of the weighted average number of outstanding Common Shares for the applicable fiscal year.

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COMPENSATION DISCUSSION AND ANALYSIS

Annual Burn Rates for the Most Recent Three Fiscal Years
Fiscal year	Options Burn Rate (1) (2)	Treasury RSUs Burn Rate (1) (3)
2018	nil	0.01%
2017	0.34%	nil
2016	0.30%	0.00%	(4)

(1)
The burn rate is calculated by dividing the number of Options or Treasury RSUs, as applicable, granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year. It excludes forfeited Treasury RSUs and Options that are available for future grants.

(2)
Options are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date with the exception of a special one-time grant of Options to the Executive Vice President, Chief Financial and Administrative Officer in August 2015, which cliff-vests at the end of the five year period.

(3)
Treasury RSUs cliff-vest at the end of a five-year vesting period with 50% vesting on the basis of time and the remaining 50% vesting based on Gildan's average return on assets performance for the vesting period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, with the exception of a special one-time award to the President, Sales, Marketing & Distribution on May 3, 2018 which vests 100% on the basis of time as described in the section entitled “Special One-Time Equity Award”. For the purpose of the calculation, Treasury RSUs are assumed to vest at 100% (maximum vesting percentage).

(4)	Awards result in a burn rate of 0.003% when measured to the third decimal.

Other Compensation
Benefits and Perquisites
The Company’s executive officer benefits program includes life, medical, dental and disability insurance and a healthcare spending account, as applicable. This program also includes out-of-country emergency services in medical or personal security situations and a critical illness coverage for Mr. Chamandy. Messrs. Chamandy, Harries, Hoffman and Masi are credited on January 1 of each year with a perquisite account. The account is debited based on the actual costs of perquisites. Any unused balance at the end of the year is paid in cash. The perquisite account may be used for perquisites such as club memberships, personal insurance, health services or financial counseling. Mr. Ward is entitled to a monthly car allowance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations. From time to time, the Compensation and Human Resources Committee engages its compensation consultant to conduct a compensation review of the perquisites paid to executive officers to ensure they are comparable to market surveys.
Retirement Benefits
Under the Company’s retirement savings program, Glenn J. Chamandy and Rhodri J. Harries, and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary. In addition, should the Company’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan. For Benito A. Masi, the 5% Gildan contribution is fully credited under his SERP account.

Michael R. Hoffman and Chuck J. Ward receive from Gildan an amount equal to 50% of their own contributions under the Company’s 401(k) program, up to a maximum of 3% of their annual base salary or up to the maximum amount determined by the U.S. government. They are also credited by the Company under the U.S. SERP with an amount equal to 2% of their annual base salary and short-term incentive payout. In addition, should the Company’s contributions result in a total contribution made by the employee or on behalf of the employee in excess of the limit prescribed under U.S. law, the additional amount is credited under the U.S. SERP.
The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of fiscal 2018:

Name	Accumulated Value at Start of Year(1)	Compensatory(2)	Accumulated Value at Year-End(1)(3)
	($)	($)	($)
Glenn J. Chamandy	1,155,525	56,330	1,137,712
Rhodri J. Harries	89,723	28,326	129,824
Michael R. Hoffman	802,516	55,777	847,106
Benito A. Masi	520,496	27,131	534,309
Chuck J. Ward	315,488	26,559	339,229

(1)
“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP and SERP (other than for Michael R. Hoffman and Chuck J. Ward, whose accumulated value corresponds to the sum of the balances in their accounts from the Company’s 401(k) and SERP programs, as applicable).

(2)	“Compensatory” refers to the Company’s contributions under all the above-mentioned accounts.

(3)	“Accumulated Value at Year-End” has been calculated as of December 28, 2018, when contributions are allocated and returns calculated.

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COMPENSATION DISCUSSION AND ANALYSIS

Executive Share Ownership Policy
The Board of Directors believes that the economic interests of executive officers should be aligned with those of the Company’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) under which each executive officer is expected to own and maintain ownership of either Common Shares (owned directly, indirectly, or pursuant to contributions under the Employee Share Purchase Plan) or unvested RSUs, (Treasury or Non-Treasury, granted pursuant to the LTIP), with a total market value of not less than a specified multiple of the executive officer’s base salary. Executive officers have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Company.
The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Level	Multiple of Base Salary
President and Chief Executive Officer	6 x Base Salary
Executive Vice-Presidents and Divisional Presidents	3 x Base Salary
Senior Vice-Presidents or equivalent	1.5 x Base Salary

Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s LTIP until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs.
Non-Hedging Policy
Pursuant to the Company’s Insider Trading Policy, executive officers, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such executive officer, director or other insider as compensation or held directly or indirectly by the executive officer, director or other insider.

Share Ownership Levels
The table below summarizes the NEOs’ share ownership levels as at December 30, 2018. All of the NEOs are currently in compliance with the ownership requirement of the Executive Share Ownership Policy:

Name	Annual Base Salary(1)	Actual Ownership(2)				Total Ownership as a Multiple Base Salary	Ownership Requirements	Meets Requirement
		($/#)
		Common Shares Beneficially Owned		Unvested Restricted Share Units(3)	Total Ownership
	($)
Glenn J. Chamandy	1,200,000	95,054,992/ 3,162,625	(4)	9,460,371/ 314,761	104,515,363/ 3,477,386	87.1 x	6 x Base Salary	yes
Rhodri J. Harries	625,000	513,923/ 17,099		4,313,929/ 143,531	4,827,851/ 160,630	7.72 x	3 x Base Salary	yes
Michael R. Hoffman	600,000	903,385/ 30,057		3,354,580/ 111,612	4,257,965/ 141,669	7.1 x	3 x Base Salary	yes
Benito A. Masi	575,000	4,125,780/ 137,271		2,142,913/ 71,298	6,268,693/ 208,569	10.9 x	3 x Base Salary	yes
Chuck J. Ward	350,000	769,306/ 25,596		426,100/ 14,177	1,195,406/ 39,773	3.42 x	1.5 x Base Salary	yes

(1)	The base salary used to calculate the ownership requirement is as at December 30, 2018.

(2)
The dollar value of actual ownership is calculated using the Bank of Canada closing rate of 1.3638 as of December 28, 2018 and the value of C$40.99, which is the higher of the weighted average closing prices of the Common Shares on the TSX for the five trading days preceding the date of the calculation or the three year average market price of the Common Shares on the TSX.

(3)	These amounts include unvested PSUs, calculated at target, and 64,464 and 20,157 Treasury RSUs in the cases of Rhodri J. Harries and Michael R. Hoffman respectively.

(4)	Includes 2,970,000 Common Shares which are owned by an entity controlled by Mr. Chamandy.

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COMPENSATION DISCUSSION AND ANALYSIS

Risk Assessment of Executive Compensation Program
In fiscal 2018, the Compensation and Human Resources Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Company. This process was conducted under the supervision of the compensation advisor, WTW, and their risk assessment matrix.
Board Oversight
The Committee has oversight over pay plans for the highest-risk businesses and highest-risk positions and monitors compensation-related risks annually. It also has discretion in modifying pay outcomes for the SCORES plan and LTIP awards if it deems necessary to address potential issues. Gildan adopted a clawback policy thus providing the Committee with the ability to recapture incentive-based compensation that was paid based on financial results that are subsequently restated due to fraud or misconduct, which is the norm in the market.
Pay philosophy and Balance
Gildan has a compensation policy anchored at the median of an industry specific peer group. Current compensation levels at Gildan are generally in line with this policy, and are re-adjusted whenever necessary. The peer group is defined based on relevant financial and non-financial selection criteria to identify companies of similar industry, size and complexity and against which Gildan competes for executive talent. Compensation programs of the NEOs and other executives at Gildan provide a good balance between fixed and variable compensation where variable at-risk compensation represents a significant portion of the overall compensation package which motivates the achievement of superior performance. Variable compensation is not excessive and fixed compensation levels are adequate to discourage excessive risk-taking behaviours. Half or most of the variable compensation is delivered through long-term incentives thus discouraging NEOs and other executives in achieving short-term unsustained performance at the expense of future sustained performance. In addition, Common Shares delivered through long-term incentives cannot be sold if minimum share ownership guidelines have not yet been achieved, further aligning the interests of NEOs and other executives with those of the shareholders. Long-term incentives for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution and the President, Manufacturing are also delivered 100% in PSUs and are therefore 100% linked to performance objectives further motivating those individuals that have a significant impact on the Company in achieving superior performance. Performance under incentive plans is measured based on the achievement of multiple financial and strategic objectives minimizing corporate-wide risks. The Committee also considers that the severance and change in control arrangements do not represent a significant risk that is likely to have a material adverse effect on Gildan.
Pay Plan Design
Payout ranges under both the SCORES and the PSUs are symmetrical with no minimum payout guaranteed and have sufficient downside to penalize for poor performance while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking. Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability. Long-term incentive awards are made on an annual basis subject to three-year vesting schedules creating overlapping performance cycles that provide a hedge against excessive risk-taking while also encouraging retention. Stock ownership guidelines with a sufficient minimum requirement are in place further aligning the interests of executives with those of the shareholders on the long-term and discouraging excessive risk-taking for quick but unsustainable share price appreciation. An anti-hedging policy is in place to mitigate the downside risk associated with share-based awards.
Performance Metrics
A rigorous process is undertaken when setting performance targets and ranges. Such process considers Gildan’s strategic plan and internal budgets with back-testing analyses conducted accordingly. The SCORES and LTIP plans incorporate objectives that provide a balanced mix of top and bottom line metrics. In addition, individual strategic objectives under the SCORES plan also provide line-of-sight to participants on their performance objectives.
Operational oversight
Compensation scheme and pay programs including incentive plans outcome are holistically assessed every year to measure compensation-related risks and make changes as necessary. Actual compensation paid is assessed every year by the Committee with clear oversight rules and considerations are made to evaluate payout outcomes in relation to risk taken, overall business performance and individual performance.
Clawback Policy
Gildan adopted a clawback policy to ensure the Company is able to take direct action against any executive officer who receives incentive-based compensation that was paid based on financial results that are subsequently restated due to fraud or misconduct. Accordingly, in the event that the Company is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where

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COMPENSATION DISCUSSION AND ANALYSIS

the non-compliance results from misconduct, the Board may, in its discretion, require each executive officer who received cash-based or equity-based incentive compensation during the 24-month period immediately preceding the date on which the Company is notified that it is required to prepare such accounting restatement to repay and/or forfeit the amount by which such person’s cash-based or equity-based incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results. The Board has discretion to cancel awards, withhold payments or take such other actions as it deems appropriate to recoup all recoverable amounts from the NEOs and other executive officers.

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers’ Compensation
Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years 2018 (ended December 30, 2018), 2017 (ended December 31, 2017) and 2016 (ended January 1, 2017). All amounts are presented in U.S. dollars and any applicable amounts in other currencies have been converted to U.S. dollars.
For compensation related to previous years, please refer to the Company’s management information circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year(1)	Salary(2)	Share-Based Awards(3)		Option-Based Awards(4)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value(5)		All Other Compensation(6)		Total Compensation
		($)	($)		($)	($)	($)	($)		($)		($)
Glenn J. Chamandy President and CEO	2018	1,200,000	4,799,990		—	1,800,000	N/A	56,330		111,586	(7)	7,967,906
	2017	1,100,000	2,399,984		2,399,995	2,095,500	N/A	57,524		114,296		8,167,299
	2016	786,584	1,589,062		1,589,071	1,179,876	N/A	39,329		99,176		5,283,098
Rhodri J. Harries Executive Vice-President, CFO and CAO	2018	616,731	1,149,986		—	462,548	N/A	28,326		706,287	(11)	2,963,878
	2017	575,000	574,976		574,997	547,688	N/A	30,058		766,380		3,069,099
	2016	534,571	467,971		467,979	347,472	N/A	26,729		858,575		2,703,297
Michael R. Hoffman President, Sales, Marketing and Distribution	2018	591,667	2,299,956	(12)	—	443,750	N/A	55,777		365,535	(9)	3,756,685
	2017	550,000	549,992		549,995	523,875	N/A	44,662		376,451		2,594,975
	2016	528,073	344,285		344,297	343,247	N/A	33,408		353,213		1,946,523
Benito A. Masi President, Manufacturing	2018	570,833	1,099,989		—	428,125	N/A	27,131	(8)	222,351	(10)	2,348,429
	2017	550,000	549,992		549,995	523,875	N/A	28,453	(8)	170,144		2,372,459
	2016	528,073	344,285		344,297	343,247	N/A	26,050	(8)	168,005		1,753,957
Chuck J. Ward Senior Vice-President, Yarn Spinning	2018	345,454	128,980		—	143,018	N/A	26,559		—		644,011
	2017	321,069	129,001		—	145,342	N/A	22,497		—		617,909
	2016	311,717	125,063		—	116,564	N/A	19,561		—		572,905

(1)
For fiscal 2016, all compensation components reported in the table above for Glenn J. Chamandy and Rhodri J. Harries, and all share-based awards and option-based awards for Benito A. Masi, Michael R. Hoffman and Chuck J. Ward, as applicable, were paid or awarded in Canadian dollars and were converted to U.S. dollars using the Bank of Canada closing rates on the last trading day of fiscal 2016, which was 1.3427 on December 30, 2016.

(2)
The amounts represent the earned salary received by each NEO in the applicable fiscal year. The annualized base salary may differ in consideration of the timing of salary increases during the year. The annualized base salary for the most recently completed fiscal year is presented in the section entitled “Base Salary”.

(3)
For the grants of February 26, 2018 and November 6, 2017, the number of PSUs (or the number of time-based RSUs and PSUs in the case of Mr. Ward) granted is determined by dividing the target award by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which was $29.76 for the grant of February 26, 2018 and $28.95 for the grant of November 6, 2017. The value of the award is obtained by multiplying the number of PSUs (or the number of time-based RSUs and PSUs in the case of Mr. Ward) awarded by the closing price of the Common Shares. For the grant of November 7, 2016, the value of the share-based awards is determined by multiplying the number of PSUs (or the number of time-based RSUs and PSUs in the case of Mr. Ward) awarded by the closing price of the Common Shares on the TSX on the last trading day before the grant, which was C$33.01. For the determination of the number of PSUs awarded in fiscal year 2016 (or subsequently the number of time-based RSUs and PSUs in the case of Mr. Ward), please refer to the footnotes of the Summary Compensation Tables of the Company’s 2016 management information circular.

(4)
As described in the section entitled “Long-Term incentives”, effective 2018, the Company no longer awards Options as part of the annual grants under the LTIP. For the grants of November 6, 2017, the Option-based award value is calculated by multiplying the number of Options granted by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the last trading day preceding the grant date, converted to U.S. dollars using the Bank of Canada closing rate on the last trading day before the grant, which was $29.01 and by the Black-Scholes factor of 21.0%. For the Options granted on November 7, 2016, the Option-based award value is calculated by multiplying the number of Options granted by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the last trading date preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on the last trading day before the grant, which was C$33.01 multiplied by the Black-Scholes factor of 17.6%. For the determination of the number of Options awarded in fiscal years 2017 and 2016, please refer to the footnotes of the Summary Compensation Tables of the Company’s 2017 and 2016 management information circulars. The assumptions used to calculate the grant date fair value of Option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s LTIP awards are market-competitive. The Black-Scholes factors are calculated based on the following assumptions:

Grant Date	Black-Scholes Factor	Term	Expected Life	Risk-Free Rate	Volatility (3 year, daily, capped at 50%)	Dividend Yield
November 6, 2017	21.0%	7 years	5 years	1.99%	23.8%	1.30%
November 7, 2016	17.6%	7 years	5 years	0.66%	22.6%	1.27%

(5)	“Pension Value” only includes employer contributions.

(6)
“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer when applicable.

(7)	This amount includes C$83,029 for a critical illness policy for fiscal 2018.

(8)
Amounts for Benito A. Masi's SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada and converted to U.S. dollars using the Bank of Canada rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

(9)	This amount includes $111,250 for a compensation of supplemental taxes incurred in consideration of Mr. Hoffman's expatriation to Barbados.

MANAGEMENT INFORMATION CIRCULAR 45

COMPENSATION DISCUSSION AND ANALYSIS

(10)	This amount includes $133,542 for an expatriate international allowance.

(11)	Includes an installment payment in the amount of C$910,000, which was paid in consideration of having foregone the long-term incentives that were granted for Mr. Harries by his previous employer.

(12)
This amount includes a one-time grant of 19,933 Non-Treasury RSUs and a one-time grant of 19,933 Treasury RSUs. The grant date fair value of the Non-Treasury RSU award is $599,983, based on the May 3, 2018 closing price of the Common Shares on the NYSE of $30.10. This award cliff-vests at the end of a 24 months period contingent upon meeting performance criteria pertaining to the successful integration of the businesses. The grant date fair value of the Treasury RSU award is $599,983, based on May 3, 2018 closing price of the Common Shares on the NYSE of $30.10. This award is time-based and cliff-vests at the end of five (5) years.

To demonstrate the link between NEO compensation and Company performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Company’s net income after tax and as a percentage of the equity market capitalization for fiscal 2018 and 2017:

Fiscal Year	Total Cost of Compensation to Named Executive Officers(1)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization
	($)	(%)	(%)
2018	19,254,211	5.5	0.3
2017	18,983,065	5.2	0.3

(1)
The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the applicable Named Executive Officers recognized in the Company’s net earnings for fiscal 2018 and fiscal 2017 in accordance with International Financial Reporting Standards.  The amounts recognized in net earnings for Named Executive Officer compensation other than share-based awards consist of the sum of the amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation”, “Pension Value” and “All Other Compensation”.  The amounts recognized in net earnings for Named Executive Officer share-based compensation are based on the recognition of the total compensation cost of share-based awards over their vesting periods, in accordance with the Company’s accounting policy for share-based payments as disclosed in note 3 to the Company’s consolidated financial statements for the fiscal year ended December 30, 2018.

Short-Term Incentive Plan Awards
Non-Equity Incentive (SCORES) Award for Fiscal 2018
In fiscal 2018, actual payouts as a percentage of base salary, and actual awards under SCORES were as follows:

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)	Actual Payout as a Percentage of Salary	Actual Award (1)
Glenn J. Chamandy	150%	0-300%	150%	$1,800,000
Rhodri J. Harries	75%	0-150%	75%	$462,548
Michael R. Hoffman	75%	0-150%	75%	$443,750
Benito A. Masi	75%	0-150%	75%	$428,125
Chuck J. Ward	40%	0-80%	41.4%	$143,018

(1)
Adjusted EPS for purposes of SCORES is calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate (“Adjusted Net Earnings”), divided by the diluted weighted average number of Common Shares outstanding. For fiscal 2018, adjusted EPS excludes the benefit of 2018 share repurchases. Return on net assets (RONA) is defined as the ratio of Adjusted Net Earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries, to average net assets for the last five quarters. Net assets is defined as the sum of total assets, excluding cash and cash equivalents, deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities. Adjusted EPS and RONA for fiscal 2018 also excluded the impact of business acquisitions occurring after the finalization of the 2018 budget.

For the portion of the award that is tied to financial metrics, the Company’s fiscal 2018 RONA, at 15.6%, and its adjusted EPS, at $1.83, excluding the benefit of share repurchases, both fell within the their respective target ranges. Consequently, this component of the incentive program to Named Executive Officers for fiscal 2018 was achieved at 100% of target.
For the portion of the award that is tied to individual strategic objectives, Messrs. Chamandy, Harries, Hoffman and Masi all achieved 100%. In the case of Mr. Ward, he achieved 100% of his individual objectives and 107% of the annual business operations objectives that are applicable to him, which serve as a multiplier to his individual objectives.
Based on the results described above, the short-term incentive payout to Named Executive Officers for fiscal 2018 was 100% of target payout for Messrs. Chamandy, Harries, Hoffman and Masi and 103.5% of target payout for Mr. Ward, which resulted in the actual payouts as indicated in the table above.

MANAGEMENT INFORMATION CIRCULAR 46

COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentive Plan Awards
Share-Based and Option-Based Awards in 2018
The following table presents the total value of annual awards granted and still outstanding to NEOs under the LTIP in fiscal 2018:

Name	Grant Date	Base Salary at Grant Date	Target Awards (% of Base Salary)	Mix of PSUs and Time-Based RSUs (% of Base Salary)		Value of PSUs and Time-Based RSUs Granted(1)		Total Value
				PSUs	Time-Based RSUs	PSUs	Time-Based RSUs
Glenn J. Chamandy	Feb 26, 2018	$1,200,000	400%	400%	0%	$4,799,990	$0	$4,799,990
Rhodri J. Harries	Feb 26, 2018	$575,000	200%	200%	0%	$1,149,986	$0	$1,149,986
Michael R. Hoffman	Feb 26, 2018	$550,000	200%	200%	0%	$1,099,989	$0	$1,099,989
Benito A. Masi	Feb 26, 2018	$550,000	200%	200%	0%	$1,099,989	$0	$1,099,989
Chuck J. Ward	Feb 26, 2018	$322,514	40%	20%	20%	$64,490	$64,490	$128,980

(1)	For the calculation methodology, please refer to footnote 3 in the Summary Compensation Table.

(2)	PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date.
During fiscal 2018, an aggregate of 552,874 Non-Treasury RSUs were granted to executive officers and key employees under the LTIP, representing, in the aggregate, 0.27% of the issued and outstanding Common Shares as at December 30, 2018.
Value Vested or Earned During the Year
The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during the fiscal year ended December 30, 2018:

Name	Option-Based Awards - Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES)
	($)	($)	($)
Glenn J. Chamandy	1,529,059	3,415,324	1,800,000
Rhodri J. Harries	222,353	1,005,766	462,548
Michael R. Hoffman	341,221	739,948	443,750
Benito A. Masi	341,221	739,948	428,125
Chuck J. Ward	—	134,398	143,018

(1)
“Option-Based Awards Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day), based on the difference between the exercise price and the closing price of the Common Shares on the NYSE for the 2017 awards and on the TSX for the previous award years, as applicable. The vesting of a tranche may occur on different dates in consideration of the original grant date of each award. Accordingly, for the September 30, 2018 vesting, the closing price of the Common Shares on the TSX was C$39.30. For the October 6, 2018 vesting, the closing price of the Common Shares on the TSX was C$37.91. For the November 7, 2018 vesting, the closing price of the Common Shares on the TSX was C$41.51. For the November 16, 2018 vesting, the closing price of the Common Shares on the TSX was C$41.38. The aggregate value was converted to U.S. dollars using the Bank of Canada rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

(2)
“Share-Based Awards Value Vested During the Year” represents the time-based RSUs and PSUs granted on November 16, 2015 as part of the fiscal 2015 annual LTIP awards which vested at 200% for Messrs. Chamandy, Harries, Hoffman and Masi, and 100% for Mr. Ward. The value is calculated by multiplying the number of time-based RSUs and PSUs held by the Named Executive Officer at the vesting date, by the closing price of the Common Shares on the TSX on the vesting date, which was C$41.45 on November 15, 2018. The aggregate value was converted to U.S. dollars using the Bank of Canada rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

Options Exercised During the Year
During fiscal 2018, NEOs exercised the following Options:

Name	Number of Options Exercised	Option Exercise Price	Gain Realized(1)
	(#)	(C$)	($)
Benito A. Masi	31,604	13.60	624,975
Michael R. Hoffman	31,878	13.60	640,491

(1)
The gain realized is calculated based on the difference between the market value of the Common Shares on the TSX upon exercise and the exercise price of the Options, multiplied by the number of exercised Options, converted to U.S. dollars based on the Bank of Canada exchange rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

MANAGEMENT INFORMATION CIRCULAR 47

COMPENSATION DISCUSSION AND ANALYSIS

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all Option-based and Common Share-based awards outstanding to NEOs as at December 30, 2018, the last day of fiscal 2018:

Name	Option-Based Awards						Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (3)		Market or Payout Value of Share-Based Awards That Have Not Vested(4)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
Glenn J. Chamandy	Nov 6, 2017	393,952		US$29.01	Nov 5, 2024	$484,561	Feb 26, 2018	163,735		$4,951,346	—
	Nov 7, 2016	367,252		C$33.01	Nov 6, 2023	$2,218,915	Nov 6, 2017	84,402		$2,552,316	—
	Nov 16, 2015	295,920		C$38.01	Nov 15, 2022	$703,022	Nov 7, 2016	66,624		$2,015,134	—
	Oct 6, 2014	171,036		C$30.46	Oct 5, 2021	$1,353,188
	Sep 30, 2013	146,580		C$24.22	Sep 29, 2020	$1,830,907
Rhodri J. Harries	Nov 6, 2017	94,384		US$29.01	Nov 5, 2024	$116,092	Feb 26, 2018	39,227		$1,186,224	—
	Nov 7, 2016	108,155		C$33.01	Nov 6, 2023	$653,466	Nov 6, 2017	20,220		$611,453	—
	Nov 16, 2015	87,148		C$38.01	Nov 15, 2022	$207,039	Nov 7, 2016	19,620		$593,434	—
	Aug 17, 2015	282,737	(5)	C$42.27	Aug 16, 2025	—	Aug 17, 2015	64,464	(6)	$1,949,802	—
Michael R. Hoffman	Nov 6, 2017	90,280		US$29.01	Nov 5, 2024	$111,044	May 4, 2018	20,157	(7)	$609,548	—
	Nov 7, 2016	79,571		C$33.01	Nov 6, 2023	$480,763	May 4, 2018	20,157	(8)	$609,548	—
	Nov 16, 2015	64,116		C$38.01	Nov 15, 2022	$152,321	Feb 26, 2018	37,522		$1,134,665	—
	Oct 6, 2014	41,722		C$30.46	Oct 5, 2021	$330,093	Nov 6, 2017	19,342		$584,902	—
	Sep 30, 2013	43,628		C$24.22	Sep 29, 2020	$544,950	Nov 7, 2016	14,434		$436,576	—
	Oct 1, 2012	35,504		C$15.59	Sep 30, 2019	$668,141
Benito A. Masi	Nov 6, 2017	90,280		US$29.01	Nov 5, 2024	$111,044	Feb 26, 2018	37,522		$1,134,665	—
	Nov 7, 2016	79,571		US$33.01	Nov 6, 2023	$480,763	Nov 6, 2017	19,342		$584,902	—
	Nov 16, 2015	64,116		C$38.01	Nov 15, 2022	$152,321	Nov 7, 2016	14,434		$436,576	—
	Oct 6, 2014	41,722		C$30.46	Oct 5, 2021	$330,093
	Sep 30, 2013	43,628		C$24.22	Sep 29, 2020	$544,950
	Oct 1, 2012	36,110		C$15.59	Sep 30, 2019	$679,545
Chuck J. Ward							Feb 26, 2018	4,398		$132,996	—
							Nov 6, 2017	4,536		$137,169	—
							Nov 7, 2016	5,243		$158,582	—

(1)
The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” (Treasury RSUs, time-based RSUs, PSUs and RSU Dividends) represent all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs shown is at target (100% vesting).

(2)
“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the NYSE or the TSX, as applicable, on the last trading day prior to the fiscal year-end (December 28, 2018) of US$30.24 and C$41.25 respectively, and the exercise price of the Options, multiplied by the number of unexercised Options, expressed in U.S. dollars. The aggregate value was converted to U.S. dollars using the Bank of Canada rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

(3)
“Number of Shares or Units of Shares that Have Not Vested” includes all grants of RSU Dividends. During fiscal 2018, Glenn J. Chamandy was awarded 2,445, 1,260 and 990 RSU Dividends in respect of his awards granted on February 26, 2018, November 6, 2017 and November 7, 2016 respectively. During fiscal 2018, Rhodri J. Harries was awarded 585, 302, 292 and 959 RSU Dividends in respect of his awards granted on February 26, 2018, November 6, 2017, November 7, 2016 and August 17, 2015, respectively. During fiscal 2018, Michael R. Hoffman was awarded 224, 224, 560, 289 and 214 RSU Dividends in respect of his awards granted on May 4, 2018 (Treasury grant), on May 4, 2018 (Non-Treasury grant), February 26, 2018, November 6, 2017 and November 7, 2016, respectively. During fiscal 2018, Benito A. Masi was awarded 560, 289 and 214 RSU Dividends in respect of his awards granted on February 26, 2018, November 6, 2017 and November 7, 2016 respectively. During fiscal 2018, Chuck J. Ward was awarded 64, 68 and 78 RSU Dividends in respect of his awards granted on February 26, 2018, November 6, 2017 and November 7, 2016, respectively.

(4)
“Market or Payout Value of Share-Based Awards That Have Not Vested”, expressed in U.S. dollars, is determined at target (100%) by multiplying the number of RSUs (Treasury RSUs, time-based RSUs, PSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the NYSE or the TSX, as applicable, on the last trading day prior to the fiscal year-end (December 28, 2018) of US$30.24 and C$41.25 respectively. At maximum vesting, the PSUs (and inclusive of time-based RSUs in the case of Mr. Ward) granted on February 26, 2018 to Messrs. Chamandy, Harries, Masi, Hoffman and Ward would have payout values of $9,902,692 $2,372,448, $2,269,330, $2,269,330 and $199,494 respectively. At maximum vesting, the PSUs (and inclusive of time-based RSUs in the case of Mr. Ward) granted on November 6, 2017 to Messrs. Chamandy, Harries, Masi, Hoffman and Ward would have payout values of $5,104,632, $1,222,906, $1,169,804, $1,169,804 and $205,754 respectively. At maximum vesting (200%), the PSUs granted on November 7, 2016 to Messrs. Chamandy, Harries, Masi, and Hoffman would have payout values of $4,030,268, $1,186,868, $873,152, $873,152 and $158,582, respectively. The November 7, 2016 award for Mr. Ward does not contain any PSUs having the capacity to vest up to 200% as described in the section entitled Performance Measure and Weighting.

(5)	This is the one-time award of Options described in the the Summary Compensation Table.

(6)
This is the one-time award of Treasury RSUs described in the Summary Compensation Table. The original award of Treasury RSUs was 61,919. Between the grant date and December 30, 2018, 2,545 RSU Dividends have been granted in respect of this award.

(7)
This is the one-time award of Treasury RSUs described in the Summary Compensation Table. The original award of Treasury RSUs was 19,933. Between the grant date and December 30, 2018, 224 RSU Dividends have been granted in respect of this award.

(8)
This is the one-time award of Non-Treasury RSUs described in the Summary Compensation Table. The original award of Non-Treasury RSUs was 19,933. Between the grant date and December 30, 2018, 224 RSU Dividends have been granted in respect of this award.

MANAGEMENT INFORMATION CIRCULAR 48

COMPENSATION DISCUSSION AND ANALYSIS

Termination of Employment and Change of Control
The Company has entered into employment agreements (the “Employment Agreements”) and change of control agreements (the “Change of Control Agreements”) with Messrs. Chamandy, Harries, Hoffman and Masi to provide them with certainty as to their employment conditions and benefits, including in the event of termination without cause and a change of control. The Company has also entered into an employment agreement with Mr. Ward at the time he joined the Company as part of the integration of GoldToe Moretz Holdings Corp.
Employment Agreements
The Employment Agreements provide that the Company will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Company’s policies.
The Employment Agreements have an indefinite term. Nonetheless, the Company may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Harries, Hoffman and Masi.
Each Employment Agreement provides that if the Company terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

•
An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Hoffman and Masi (in each case the “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period. In the case of Mr. Ward, a lump-sum amount of $390,000 payable in 18 equal monthly installments.

•
In the case of Messrs. Chamandy, Harries, Hoffman and Masi, an amount equal to the target bonus established under the annual incentive plan in effect at the time of termination for the duration of the applicable Termination Period.

•	Any unpaid earned and/or accrued bonus.

•
In the case of Messrs. Chamandy, Harries, Hoffman and Masi, continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier. In the case of Mr. Ward, the entitlement to continued medical benefits (except short-term and long-term disability) for a period of 18 months.
The right to exercise all vested Options within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Harries, Hoffman and Masi. Mr. Chamandy also has the right to exercise all Options that subsequently vest within such 180-day period.

•
For Messrs. Chamandy, Harries, Hoffman and Masi, the right to redeem all PSUs on a pro-rated basis, subject to the attainment of the applicable performance objectives determined at the date of termination for annual awards granted prior to fiscal 2018 and deemed to be at target for annual awards granted as of and from fiscal 2018. All other RSU awards, including all awards for Mr. Ward, vest in accordance with the terms of the LTIP and their corresponding award agreements and, in the case of Mr. Harries, the right to redeem entirely the time-based portion of his one-time Treasury RSU award. Mr. Chamandy also has the right to receive all RSUs which vest within 180 days following the termination date.

•	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.
Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Company’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Company’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Company’s employees, for a period of time following such executive’s termination of employment with the Company, which is 36 months in the case of Mr. Chamandy, 18 months in the case of Messrs. Harries, Hoffman and Masi, and 6 months in the case of Mr. Ward.

MANAGEMENT INFORMATION CIRCULAR 49

COMPENSATION DISCUSSION AND ANALYSIS

Change of Control Agreements
Pursuant to the Change of Control Agreements with Messrs. Chamandy, Harries, Hoffman and Masi, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Company until the earliest of:

•	365 days from the date of the potential change of control;

•	His termination of employment by death or disability or, in the case of Messrs. Harries, Hoffman and Masi, by death, disability or for cause; or

•	His termination of employment by the Company without cause or by the executive with good reason.
The Change of Control Agreements also provide that if a change of control occurs and the Company terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholdings:

•	An amount equal to the executive’s full base salary through the date of termination.

•	An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Hoffman and Masi (in each case the “Severance Period”).

•	A one‑time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable Severance Period.

•	Any unpaid earned and/or accrued bonus.

•
All outstanding Options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 180 days in the case of Mr. Chamandy and for 90 days in the case of Messrs. Harries, Hoffman and Masi.

•	All outstanding RSUs will be deemed to have vested at the date of termination of the executive’s employment.

•	Continuation of the same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier.

•	Any earned but unused vacation days.
Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to all of the benefits listed above.

Death and Disability
In the case of death or permanent disability, all outstanding Options and RSUs will vest in full and may be exercised by the NEO or his estate, as the case may be, for a period of twelve months.
In addition, the payout for the performance portion of outstanding RSUs (including PSUs) will be deemed to be at target at the time of death or termination due to disability, with the exception of RSUs awarded prior to 2018 for Messrs. Chamandy, Harries, Hoffman and Masi, which will continue to be subject to the attainment of the applicable performance objectives.

MANAGEMENT INFORMATION CIRCULAR 50

COMPENSATION DISCUSSION AND ANALYSIS

The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Named Executive Officer	Termination Without Cause (1)		Change of Control (1) (2)		Death (1) (2)		Disability (1) (2)
Glenn J. Chamandy	$13,005,923		$21,580,521		$12,357,352		$12,357,352
Rhodri J. Harries	$4,833,196	(3)	$7,267,782	(4)	$5,050,629	(4)	$5,050,629	(4)
Michael R. Hoffman	$3,203,003	(5)	$6,161,957	(6)	$4,005,548	(6)	$4,005,548	(6)
Benito A. Masi	$2,916,399		$4,856,657		$2,786,452		$2,786,452
Chuck J. Ward	$623,194		$623,194		$458,768		$458,768

(1)
The termination values are calculated based on the following assumptions: the triggering event took place on December 30, 2018, the last day of fiscal 2018; share/option-based award values are calculated based on the closing price on the TSX on December 28, 2018, the last trading day of fiscal 2018 of C$41.25 and on the closing price on the NYSE on December 28, 2018 of $30.24, as applicable; for fiscal 2018, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination; RSUs values are calculated based on the assumption that the redemption occurs on December 28, 2018; PSUs are calculated as if vesting occurred at 100%. However, depending on attainment level of performance objectives, such PSUs have the possibility to vest in a range of 0-200%. All Canadian dollar amounts were converted to U.S. dollars using the Bank of Canada rate on December 28, 2018, the last trading day of fiscal 2018, of 1.3638.

(2)	Unvested Options are calculated based on the assumption that exercise occurs on December 28, 2018, regardless of the number of days allowed to exercise them.

(3)	$1,632,492 of the termination value represents the special one-time grant of Treasury RSUs, which are scheduled to vest in August 2020. See the Summary Compensation Table.

(4)	$1,949,802 of the termination value represents the value of the special one-time grant of Options and Treasury RSUs, which are scheduled to vest in August 2020. See the Summary Compensation Table.

(5)	$200,399 of the termination value represents the one-time grant of Non-Treasury RSUs, which are scheduled to vest in May 2020. See the Summary Compensation Table.

(6)
$1,219,095 of the termination value represents the one-time grant of Non-Treasury RSUs, which are scheduled to vest in May 2020 and the one-time grant of Treasury RSUs, which are scheduled to vest in May 2023. See the Summary Compensation Table.

Summary
The Compensation and Human Resources Committee is satisfied that the Company’s current executive officer compensation policies, programs and levels of compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular are aligned with the Company’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Company’s executive compensation matters at the Meeting.
Submitted by the Compensation and Human Resources Committee on March 6, 2019.
Donald C. Berg, Chair
Marc Caira
Shirley Cunningham
Russell Goodman
Charles Herington
Craig A. Leavitt
Anne Martin-Vachon

MANAGEMENT INFORMATION CIRCULAR 51

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildancorpg.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.
As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on February 22, 2019 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.
Gildan also complies with Multilateral Instrument 52‑110 (Audit Committees) (the “CSA Audit Committee Rules”). The

CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 22, 2019 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.
Gildan also complies with Multilateral Instrument 58‑101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58‑201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.
Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance and Social Responsibility Committee.

Independence of Directors
Majority of Directors are Independent
To better align the interests of the Board with those of Gildan’s shareholders, eleven of the twelve current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are William D. Anderson, Donald C. Berg, Maryse Bertrand, Marc Caira, Shirley E. Cunningham, Russell Goodman, George Heller, Charles M. Herington, Craig A. Leavitt, Anne Martin-Vachon, and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.
Independent Chair of the Board
The Company’s Board is led by a non-executive, independent Chair, which we believe contributes to the Board’s ability to function independently of management and provide effective oversight. William D. Anderson has been a director of the Company since May 2006 and became the Chair of the Board in February 2012. As Chair of the Board, Mr. Anderson is

responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.
Interlocking Directorships
To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy to limit interlocking directorships. Accordingly, unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. Russell Goodman and Maryse Bertrand both serve on the Board of Directors of Metro Inc. The public company directorships of all director nominees are described under the section entitled “Election of Directors - Nominees” of this Circular.
Conflicts of Interest
In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a committee thereof at the beginning of the Board or committee meeting. A director who is in a potential conflict of

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interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate
The Board has adopted a formal mandate, which states that the Board is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is attached to this Circular as Schedule “A” and is also available on the Company’s website at www.gildancorp.com.

Board of Directors Fiscal 2018 Highlights
During fiscal 2018, the Board of Directors, in accordance with its mandate and working plan, accomplished among other things the following:
Strategic Planning
•
Held a special meeting to review and discuss the Company’s long-term strategic plan
•
Oversaw the implementation of the strategic realignment of the Company's operating business segments
•
Received quarterly updates from the President and Chief Executive Officer on the implementation of the Company’s long-term strategic plan
•
Reviewed and approved the Company’s fiscal 2019 capital and operating budgets
•
Received a report on the Company’s enterprise risk management program, including business continuity management
•
Reviewed matters related to M&A activity and other business development initiatives

Management Oversight
•
Received quarterly reports from management on the key aspects of the Company’s business and operations, including sales and operating profits, yarn-spinning and apparel manufacturing, cotton and yarn purchasing, and integration of acquisitions
•
Reviewed the information technology strategy, including the Company's approach to cyber security risk
•
Received quarterly updates on all capital investments
•
Received monthly updates on the Company’s financial results

Board Committees
•
Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval
•
Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval
•
Received quarterly reports from the Corporate Governance and Social Responsibility Committee on matters discussed at its meetings and recommendations for Board approval
•
Reviewed each of the Audit and Finance Committee’s, Compensation and Human Resources Committee’s and Corporate Governance and Social Responsibility Committee’s mandate and working plan

Board Matters	• Reviewed the Board’s mandate and working plan • Set Board objectives for fiscal 2018 and reviewed its performance against those objectives • Set new Board objectives for fiscal 2019

Formal Position Descriptions
The Board has adopted formal position descriptions for the Chair of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.
Chair of the Board
The position description of the Chair of the Board requires that the Board is to be chaired by an independent director. His key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chair to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Board Chair regularly reviews with the Corporate Governance and Social Responsibility Committee the size and composition of the Board and its committees to promote continuity as well as efficient decision-making. The Chair of the Board also acts as a liaison between the Board and management, which involves working with the President and

Chief Executive Officer and the Corporate Governance and Social Responsibility Committee to oversee the development of corporate governance principles applicable to the Company. When requested to do so, the Chair of the Board also engages with shareholders and other stakeholders to discuss governance-related matters. In collaboration with the President and Chief Executive Officer, the Board Chair sets the agenda for each Board meeting. Effective July 30, 2015, and subject to the Board term limits and retirement policy, the Chair of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board.
Committee Chairs
The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Board Chair, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the Committee’s discharge of its duties and responsibilities. Committee chairs

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must report regularly to the Board on the business of their committee and make recommendations as necessary or appropriate. Effective July 30, 2015, and subject to the Board term limits and retirement policy, each committee chair serves for a term of five years, renewable for up to an additional two years at the discretion of the Board.
Mandate of the President and Chief Executive Officer
As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Company’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations, such as all material transactions.
The Compensation and Human Resources Committee, together with the Chair of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chair of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors
The Board has adopted a majority voting policy which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting, giving the reasons for not accepting the resignation if such is the case. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Social Responsibility Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board
To assist in exercising its responsibilities, the Board has established three standing committees: the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee. Each committee has a mandate that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its mandate on an annual basis and recommends changes for approval by the Board. The mandates are available on the Company’s website at www.gildancorp.com.
Audit and Finance Committee
The Audit and Finance Committee is responsible for overseeing the Company’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States, as well as the use of any pro-forma or non-GAAP information. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s

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response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
In its monitoring of financial risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control over financial reporting.
In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.
In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The Committee is also in charge of overseeing all relationships between the external auditors and the Company, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-

audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Company’s accounting principles.
Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.
Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chair of the Board, together with the Corporate Governance and Social Responsibility Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity and make a recommendation to the Board. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

Audit and Finance Committee Fiscal 2018 Highlights
During fiscal 2018, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Financial Reporting
•
Monitored the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor
•
Reviewed the Company’s annual and quarterly consolidated financial statements, including the Company’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities
•
Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and the external audit
•
Reviewed the external auditors’ quarterly review engagement report
•
Reviewed the results of the fiscal 2018 external audit
•
Received quarterly reports from the external auditors on the Company’s use of non-GAAP financial measures
•
Received quarterly education sessions on key accounting policies and practices

Risk Management and Internal Controls
•
Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon
•
Reviewed the Company’s capital structure and utilization of cash and recommended to the Board the approval of a 20% increase in the quarterly dividend, the extension of the $1 billion credit facility, the extension of the term loan, and the renewal of the normal course issuer bid
•
Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget
•
Oversaw the execution of the fiscal 2018 internal audit plan and the development of the internal audit plan for fiscal 2019
•
Reviewed the Company’s insurance coverage
•
Reviewed controls related to e-commerce activities
•
Reviewed the Company’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates
•
Received quarterly reports on employee complaints made through the Company’s whistleblowing hotline

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Audit and Finance Committee Fiscal 2018 Highlights
External Auditors
•
Evaluated and monitored the qualifications, performance and independence of the Company’s external auditors, including representations by the external auditors describing their internal quality-control procedures
•
Reviewed and approved the fees paid by the Company to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors
•
Discussed with the external auditors the quality, appropriateness and disclosure of the Company’s accounting policies
•
Reviewed the 2018 audit plan prepared by the external auditors, including changes and updates from the 2017 plan
•
Received quarterly reports from the external auditors on the application of specified audit procedures on the Company’s use of non-GAAP financial measures

Committee Matters
•
Set Committee objectives for fiscal 2018 and reviewed its performance against those objectives
•
Set new Committee objectives for fiscal 2019
•
Reviewed amendments to the Committee’s mandate and working plan

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The seven current members of the Committee are Russell Goodman, who assumed the position of Committee Chair in February 2012, Donald C. Berg, Maryse Bertrand, Shirley E. Cunningham, George Heller, Craig A. Leavitt and Gonzalo F. Valdes‑Fauli. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Donald C. Berg, to be a member.
Corporate Governance and Social Responsibility Committee
The Corporate Governance and Social Responsibility Committee is responsible for monitoring the composition and performance of the Board and its committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Company’s circumstances and needs. The Committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. In addition, the Committee reviews and recommends improvements to the Company’s governance principles and monitors the disclosure of such principles.
Furthermore, the Committee is responsible for overseeing policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations. The Committee also oversees the Company’s public reporting on its policies and practices with respect to corporate social responsibility matters.
As required in its mandate, the Corporate Governance and Social Responsibility Committee is composed of only independent directors. The six current members of the Committee are Gonzalo F. Valdes-Fauli, who assumed the position of Committee Chair in February 2013, Maryse Bertrand, Marc Caira, George Heller, Charles M. Herington and Anne Martin-Vachon.

Corporate Governance and Social Responsibility Committee Fiscal 2018 Highlights
During fiscal 2018, the Corporate Governance and Social Responsibility Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Composition and Performance of the Board and its Committees
•
Discussed the size and composition of the Board, including the required mix of skills and diversity, and led the search process to recruit four new directors in 2018
•
Reviewed the directors’ skills matrix to ensure it continues to reflect the required mix of skill and expertise for the Board
•
Oversaw the orientation program for the four new directors
•
Reviewed and updated the form and content of the Board evaluation questionnaire in order to improve its effectiveness
•
Conducted its annual review of the performance and effectiveness of the Board, the Board committees, committee chairs and Board members, including the Board Chair

Corporate Governance Matters
•
Monitored regulatory developments in corporate governance as well as best practices
•
Reviewed and approved the Statement of Corporate Governance Practices included in this Circular
•
Received reports on compliance matters during fiscal 2018, including compliance with applicable laws, the Code of Ethics and other key Company policies

Social Responsibility Matters	• Received regular reports on the Company’s corporate social responsibility program and initiatives
Committee Matters
•
Set Committee objectives for fiscal 2018 and reviewed its performance against those objectives
•
Set new committee objectives for fiscal 2019
•
Reviewed the committee’s mandate and working plan as well as the mandates of each of the Board and committee chairs

Compensation and Human Resources Committee
The Compensation and Human Resources Committee is responsible for monitoring executive officers’ performance assessment, succession planning and overall compensation and reviewing the Company’s human resources practices generally. The Committee recommends the appointment of executive officers, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation.

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Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Company can attract, motivate and retain executive officers and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of executive officers’ compensation to both the short-term and longer-term performance of the Company and that take into account the advantages and risks associated with each compensation method. The Committee is also responsible for overseeing risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the executive officers’ global compensation. Furthermore, the Committee evaluates and monitors the independence and objectivity of the compensation consultant it retains to provide advice on executive compensation matters. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.
As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The seven current members of the Committee are Donald C. Berg, who assumed the position of Committee Chair in August 2017, Marc Caira, Shirley E. Cunningham, Russell Goodman, Charles M. Herington, Craig A. Leavitt, and Anne Martin-Vachon. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, Russell Goodman, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate (see the section entitled “Determining Compensation” under the heading “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee).

Compensation and Human Resources Committee Fiscal 2018 Highlights
During fiscal 2018, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Compensation Program
•
Received a report from management on executive compensation risk and mitigation factors, including the results of stress testing and back testing of the executive compensation program
•
Received the results of a benchmarking study by WTW on senior executive compensation
•
Received a report on trends in compensation practices and regulatory developments
•
Reviewed and approved the Compensation Discussion and Analysis included in this Circular
•
Reviewed and approved the fiscal 2018 short-term incentive compensation for senior management and set the performance targets for fiscal 2019
•
Reviewed and set the performance targets for the fiscal 2019 LTIP grants
•
Evaluated and monitored the independence, objectivity and performance of the compensation consultant

Human Resources Matters
•
Received regular reports on employee turnover
•
Received regular reports on health and safety matters
•
Received updates on the implementation of the human resources long range plan
•
Reviewed and approved Gildan's Global Harassment Policy

Organizational and Succession Planning
•
Received reports on human resources related whistleblowing calls
•
Reviewed the status of organizational capacity planning and development to support the Company’s strategic business plan
•
Reviewed the succession plans for the CEO and other executive officers, including to identify, develop and retain the talent of outstanding personnel

CEO Performance Assessment and Compensation
•
In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2018, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation

Committee Matters	• Set Committee objectives for fiscal 2018 and reviewed its performance against those objectives • Set new Committee objectives for fiscal 2019 • Reviewed the Committee’s mandate and working plan

Board and Committee Meetings
Working Plans
The Board and its committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and its committees to plan and monitor the fulfillment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.

Meeting Attendance
The Company expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its committees as possible. In fact, in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings on a non-voting basis. As set forth in the Corporate Governance Guidelines, directors are expected to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings

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of the committees on which they sit. Directors are required to attend a minimum of 75% of Board and committee meetings held in a fiscal year, except where the Corporate Governance and Social Responsibility Committee determines that there were extenuating circumstances that prevented the director from meeting this attendance requirement. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance.
The following table provides the record of attendance by each director at meetings of the Board and its committees during fiscal 2018:

Record of Attendance by Directors for the Fiscal Year Ended December 30, 2018
			Board Committees
Directors	Board of Directors		Audit and Finance		Corporate Governance and Social Responsibility		Compensation and Human Resources		Overall Committee Meeting Attendance		Overall Attendance
	9 Meetings		4 meetings		4 meetings		4 meetings
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
William D. Anderson(1)	9/9	100	—	—	—	—	—	—	—	—	9/9	100
Glenn J. Chamandy(2)	9/9	100	—	—	—	—	—	—	—	—	9/9	100
Donald C. Berg	9/9	100	4/4	100	—	—	4/4	100	8/8	100	17/17	100
Maryse Bertrand(3)(6)	5/5	100	3/3	100	3/3	100	—	—	6/6	100	11/11	100
Marc Caira(3)(7)	5/5	100	—	—	3/3	100	3/3	100	6/6	100	11/11	100
Shirley E. Cunningham	9/9	100	4/4	100	—	—	4/4	100	8/8	100	17/17	100
Russell Goodman	9/9	100	4/4	100	—	—	4/4	100	8/8	100	17/17	100
George Heller(5)	9/9	100	3/3	100	4/4	100	1/1	100	8/8	100	17/17	100
Charles M. Herington(3)(8)	5/5	100	—	—	3/3	100	3/3	100	6/6	100	11/11	100
Craig A. Leavitt(3)(9)	5/5	100	3/3	100	—	—	3/3	100	6/6	100	11/11	100
Anne Martin-Vachon	9/9	100	—	—	4/4	100	4/4	100	8/8	100	17/17	100
Sheila O’Brien(4)	2/3	66	—	—	1/1	100	1/1	100	2/2	100	4/5	80
Gonzalo F. Valdes-Fauli	9/9	100	4/4	100	4/4	100	—	—	8/8	100	17/17	100

(1)	As Chair of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.

(2)
As President and Chief Executive Officer of the Company, Glenn J. Chamandy is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(3)	Maryse Bertrand, Marc Caira, Charles M. Herington and Craig A. Leavitt were elected to the Board of Directors on May 3, 2018.

(4)	Sheila O'Brien retired as a director on May 3, 2018.

(5)	George Heller left the Compensation and Human Resources Committee and joined the Audit and Finance Committee on May 3, 2018

(6)	Maryse Bertrand joined the Audit and Finance Committee and the Corporate Governance and Social Responsibility Committee on May 3, 2018.

(7)	Marc Caira joined the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee on May 3, 2018.

(8)	Charles M. Herington joined the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee on May 3, 2018.

(9)	Craig A. Leavitt joined the Compensation and Human Resources Committee and the Audit and Finance Committee on May 3, 2018.
In-Camera Sessions
To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Board Chair of the Board. Nine in-camera sessions were held since the beginning of the Company’s most recently completed fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly and special committee meeting. The Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee each held four in-camera sessions during fiscal 2018.

Code of Ethics
The Board has adopted the Gildan Code of Ethics, which reinforces Gildan’s commitment to high ethical standards in all of its business practices and operations worldwide. The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to set forth the Company’s standards of integrity and expectation for ethical behaviour as well as to guide employees in making decisions that are consistent with Gildan’s core values and principles. The Code of Ethics is accessible on the Company’s website at www.gildancorp.com. A paper copy is also available upon request from the Corporate Secretary of the Company.

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The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality and protection of private and corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, anti-trust matters, limitation on environmental impact, compliance with laws and reporting of unethical or illegal behaviour. The Corporate Governance and Social Responsibility Committee is responsible for monitoring compliance with the Code of Ethics.
The Code of Ethics is distributed to and signed by each of the Company’s employees when they are hired. In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.
In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Company or employees thereof. See the Company’s website at www.gildancorp.com.
In addition, interested parties may communicate confidentially with the Chair of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Company’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment
On an annual basis, the Corporate Governance and Social Responsibility Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of evaluating the Board’s responsibilities, functions and operations, as well as the functions and operations of the Board’s committees. Directors are also invited to make suggestions for improving the performance of the Chair of the Board, committee chairs and individual directors. The questionnaire also includes several open-ended questions designed to generate more feedback on key areas of focus for the Board during the year. In that regard, directors are asked to comment on the Board’s effectiveness in overseeing key strategic initiatives, including opportunities and risks, as well as the the Company’s operational and strategic performance against its key performance indicators.
The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance and Social Responsibility Committee. Based on the outcome of the discussion, the Corporate Governance and Social Responsibility Committee Chair then presents to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

Director Selection
Skills and Experience of Directors
The Corporate Governance and Social Responsibility Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses the following skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole.

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Director/Nominee	Skill, Experience and Expertise																	
	Finance										Industry Knowledge				Diversity			
	Risk Management	Corporate Development	Financial Accounting / Auditing	Capital Markets	Strategy	Human Resources	Health & Safety / CSR	International	Executive Leadership	Government Relations and Public Policy	Retail Sales / Distribution	Marketing / Advertising	Innovation / Technology	Manufacturing / Supply Chain	Public Board Experience	Geographic	Age	Gender
William D. Anderson	X	X	X	X	X	X		X	X						X	CDN	69	M
Donald C. Berg	X	X	X	X	X	X		X	X	X	X	X	X		X	US	63	M
Maryse Bertrand	X	X	X	X		X	X		X	X					X	CDN	60	F
Marc Caira	X	X			X	X		X	X		X	X			X	CDN	65	M
Glenn J. Chamandy	X	X		X	X	X	X	X	X		X	X		X	X	CDN	57	M
Shirley E. Cunningham	X	X			X	X	X	X	X		X		X	X		US	58	F
Russell Goodman	X	X	X	X		X		X							X	CDN	65	M
George Heller	X	X		X	X	X	X	X	X	X	X	X		X	X	CDN	71	M
Charles M. Herington	X	X	X	X	X	X		X	X			X	X		X	US	59	M
Craig A. Leavitt	X	X	X		X	X		X	X		X	X		X	X	US	58	M
Anne Martin-Vachon		X			X	X	X	X	X		X	X	X			US	57	F
Gonzalo F. Valdes-Fauli	X	X	X	X	X	X		X	X						X	US	72	M

Skill, Experience and Expertise	Description
Risk Management	Experience in enterprise risk management best practices and the oversight of enterprise risk management programs and processes
Corporate Development	Experience in acquisitions, integrations and other corporate development activities
Financial Accounting / Auditing	Experience in financial accounting and reporting, particularly with respect to internal controls, Canadian and US GAAP and/or IFRS
Capital Markets	Experience in corporate finance, financing, capital markets, commodities trading/hedging experience
Strategy	Experience in driving strategic direction and leading the growth of an organization
Human Resources
Experience with and understanding of issues and best practices relating to compensation programs, benefits programs, including short and long-term incentives, succession planning, talent management and management of compensation-related risks

Health & Safety / CSR	Experience in workplace health, safety, environment and social responsibility, including best corporate practices
International	Experience in a multi-national organization providing understanding of the challenges faced in different cultural, political or regulatory environments
Executive Leadership
Senior operating experience in a successful management team, including as a President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of a public company or major organization

Government Relations / Public Policy	Experience in a regulated environment which requires an understanding of government relations, public administration, regulation and policy, as well as compliance practices and their oversight
Retail Sales / Distribution	Experience in overseeing proprietary sales forces and direct and third-party distribution channels
Marketing / Advertising	Experience in marketing and advertising, preferably with a mass merchandising background
Innovation / Technology	Experience with technology tools and platforms to drive innovation and enhance business continuity, operations, information management, cyber security, data security, cloud computing and social media
Manufacturing / Supply Chain	Knowledge of the textiles, apparel and basic soft goods industry, including experience in manufacturing, merchandising, branding or control issues, and/or experience in supply chain management
Public Board Experience	Experience in serving as an independent director with public companies

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The skills matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as retail sales and distribution, finance, marketing, manufacturing, supply chain, technology, international business, capital markets, human resources, public board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Company. The skills matrix is reviewed annually by the Corporate Governance and Social Responsibility Committee to reflect its assessment of the Board’s current needs and the Company’s strategic priorities.
Diversity
The Company is committed to diversity and inclusion at all levels in the workplace and on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, procedures and practices. The Company believes that supporting a diverse workplace is a business imperative that helps the Company and its Board attract and retain the brightest and most talented individuals.
As set forth in the Board Diversity Policy, the Board considers diversity at the Board level to be an essential element of Board effectiveness. A diverse Board is one that possesses a balance of skills, experience and expertise and a diversity of perspectives that are relevant to the Company’s business and its strategic objectives. While all director appointments are based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Corporate Governance and Social Responsibility Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, ethnicity, age and geography to ensure that the Board is comprised of a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspective on the Board. Accordingly, the Board Diversity Policy requires that female candidates be included in all director searches.
Three out of ten, or 30%, of the director nominees are women. The Board has not at this time established any specific targets with respect to female representation. Given the Board’s commitment to diversity, as well as the process in place to select candidates best suited to meet the needs of the Board, the Board does not believe that specific targets are necessary to achieve its diversity objectives at this time.

The Board Diversity Policy requires the Corporate Governance and Social Responsibility Committee to review and monitor the implementation of the Policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. Since the Board Diversity Policy was adopted in February 2015, the Corporate Governance and Social Responsibility Committee has noted progress towards achieving the Board’s diversity objectives, in particular with the increase in the percentage of female directors from two out of nine in 2015 to three out of ten nominees this year.
A copy of the Board Diversity Policy is available on the Company’s website at www.gildancorp.com.
With respect to executive officer positions, the Company has not set specific targets regarding the representation of women at this level due to the small size of this group. Currently there are five executive officers, all of whom are male. The Company recognizes that in order to achieve a better, more representative balance of women in executive officer positions, it must ensure that the talent pipeline is properly developed. This initiative is one of the many strategic initiatives contained in the Company's Diversity and Inclusion Policy which embodies Gildan's commitment to foster, cultivate and preserve a culture of diversity and inclusion across the organization. Other strategic initiatives include partnering with diversity organizations, conducting inclusive leadership and diversity and inclusion awareness trainings across the organization, and introducing sponsorship programs for high potential female talent.
Nomination of Directors
Once the Corporate Governance and Social Responsibility Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chair of the Board and the chairs of each of the committees meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.
Board Succession Planning and Renewal
The Board recognizes the importance of undergoing a regular process of renewal to help it maximize its effectiveness over the long-term. Accordingly, the Board has adopted a policy whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders after reaching the earlier of the age of 72 or 15 years of service on the Board. The decision to extend a director’s tenure will be reviewed by the Board on an annual basis.

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The Board also recognizes that Board and committee chair renewal is important to ensure the overall effectiveness of the Board and its committees.  Accordingly, the policy also provides that the Chair of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board, and committee chairs each serve for a term of five years, renewable for up to an additional two years at the discretion of the Board.  As part of the Board’s ongoing succession planning, the current Chair of the Board, William D. Anderson, will be stepping down from this role immediately following the Meeting and Donald C. Berg will assume the role of Chair of the Board. Mr. Anderson will remain on the Board for a one-year transition period.
Change in Principal Occupation
When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer to resign from the Board in order to allow the Corporate Governance and Social Responsibility Committee to review the impact of the change in the composition of the Board and make a recommendation to the Board on action to be taken, if any.
Other Directorships
Directors are encouraged to limit the number of other boards on which they serve. The Corporate Governance and Social Responsibility Committee will consider the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

•	Directors should not hold more than four public company directorships, including Gildan;

•	Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan;

•	Gildan’s President and Chief Executive Officer may not hold more than two public company directorships, including Gildan; and

•	Directors may not sit on more than three public company audit committees, including Gildan, without the consent of the Corporate Governance and Social Responsibility Committee and the Board.
Directors are required to advise the Chairs of the Board and the Corporate Governance and Social Responsibility Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to assess whether the director will be able to continue to devote sufficient time to the Company’s affairs. The Corporate Governance and Social Responsibility Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.
Furthermore, because of the Audit and Finance Committee’s demanding role and responsibilities, the Chairs of the Board and the Corporate Governance and Social Responsibility Committee must review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Gildan’s Audit and Finance Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Committee.

Director Orientation and Continuing Education
The oversight function of directors is enhanced when they are well informed about the Company’s business, its industry and its strategic initiatives. The Corporate Governance and Social Responsibility Committee is responsible for developing, monitoring and reviewing Gildan’s director orientation and continuing education programs and ensuring that Board members have access to education and information about the Company on an ongoing basis and as required.
Orientation
For each new director to be effective in their roles they must be knowledgeable about the Company and its business. In order to best bring their skills and experience to the operation of the Board, new directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position. To complement this information package, new directors also attend one-on-one orientation meetings with the President and Chief Executive Officer as well as the other members of Gildan’s senior executive team to discuss these matters.

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The Corporate Governance and Social Responsibility Committee is also responsible for ensuring that new Board members fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Company expects of its directors.
Continuing Education
In order to assist directors in the continuous advancement of their knowledge of Gildan’s business, senior management makes regular presentations to the Board on the main areas of the Company’s business, financial matters, operations and overall industry. These presentations include highlighting market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Directors also attend an annual strategic planning meeting, where they have the opportunity to review and discuss with senior management the Company’s long-term strategic plan.  Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external consultants when appropriate. At the committee level, the Chair of each committee ensures that continuing education topics are added to committee agendas from time to time throughout the year. For example, outside advisors provide the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee with regular updates on developments in corporate governance and executive compensation practices, respectively. Similarly, management presents an overview of key accounting policies and practices to the Audit and Finance Committee at each of its quarterly meetings.
Further, directors are provided with opportunities to visit the Company’s various facilities and operations. All of the Board members have visited Gildan’s principal manufacturing hub in Honduras, and the majority of the directors have visited one or more of Gildan’s wholesale distribution center in Eden,

North Carolina, its yarn-spinning facilities in Salisbury and Mocksville, North Carolina, and its retail distribution center in Charleston, South Carolina. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations first-hand. Local management makes presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities. In early 2019, six directors also visited industry trade shows which provided the directors with insights on the overall imprintables industry as well as on Gildan’s key customers and competitors.
The Corporate Governance and Social Responsibility Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Company reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.
Finally, Board members have full access to the Company’s senior management and employees. The Board encourages management to address the Board in those instances where a manager’s expertise and assistance can enhance the Board’s understanding of a particular issue under its consideration. Interactions with management are also facilitated by periodically inviting members of the management team to attend Board dinner sessions, which are scheduled during the evenings of the Board’s regularly-scheduled meetings.
Retention of Independent Advisor
In performing their responsibilities, the Board or any committee of the Board has discretion, subject to advising the Chair of the Board, to engage an outside advisor for advice and assistance at the Company’s expense. Any individual director may also, subject to the approval of the Chair of the Board, retain an outside advisor at the Company’s expense.

Director Compensation
The compensation of directors is determined by the Board based on the reviews and recommendations of its Corporate Governance and Social Responsibility Committee. In accordance with its mandate, the Corporate Governance and Social Responsibility Committee reviews regularly and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors, taking into account the responsibilities and risks involved and the importance of not compromising directors’ independence. The Committee also reviews regularly and makes recommendations to the Board on the amount and form of compensation for the Chairman of the Board and the committee chairs. The Corporate Governance and Social Responsibility Committee may retain any independent firm to advise on directors’ compensation, and fix such firm’s fees and other retention terms.

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Audit Committee Disclosure
The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 22, 2019 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

Risk Management
Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:

•	understand critical risks in the Company’s business and strategy;

•	allocate responsibilities for risk oversight among the full Board and its Committees;

•	oversee the systems in place to identify and manage business risks and opportunities; and

•	foster an appropriate culture of risk awareness.
The Board implements its risk oversight function both as a whole and through its committees. The Board oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Audit and Finance Committee oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity and commodity prices, as well as risks related to the Company’s financial statements, the financial reporting process and accounting matters.
The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and the risks associated with each component of the executive officers’ global compensation. The Committee also oversees the management of risks related to employee health and safety at the Company’s operations worldwide.
Finally, the Corporate Governance and Social Responsibility Committee monitors compliance with the Company’s policies and practices relating to business ethics, bribery and corruption, corporate social responsibility, environmental compliance, security and product safety.
While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management program that is designed to identify and manage the Company’s key risks on an ongoing basis. The Board receives quarterly updates from management on the key risk indicators for each of the Company’s principal business units and, once a year, management presents a report to the Board on the enterprise risk management program in connection with its review of the Company’s long-term strategic plan.
Management has also created a Compliance Steering Committee, chaired by the President and Chief Executive Officer, which is responsible for monitoring the Company’s compliance with applicable laws and regulations as well as with its policies, procedures and programs across the organization. The Compliance Steering Committee provides the Corporate Governance and Social Responsibility Committee with quarterly reports on the Company’s ethics and compliance activities and programs, including any compliance risks or issues that are identified by the Compliance Steering Committee or brought to its attention through the Company’s whistleblowing procedures.
Finally, the Financial Risk Management Committee, which is co-chaired by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer, is responsible for overseeing the implementation of policies, procedures and strategies to manage the Company’s financial risks. The Financial Risk Management Committee provides a quarterly report to the Audit and Finance Committee on the Company’s financial risk exposure to foreign currency, interest rate and commodity price fluctuations, its liquidity and cash positions and its hedging strategy.
For a detailed description of the material risks applicable to Gildan, see the section entitled “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis dated February 22, 2019.

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CEO and Executive Succession Planning
The Board of Directors, directly and through the Compensation and Human Resources Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and the other key management positions. The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Strategic Planning
The Board oversees the planning, progress against, and achievement of the Company’s strategic objectives. Each year the Board holds a special meeting to review and discuss with management the Company’s annual and long-term strategic plans. These discussions include reviewing and analysing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. Time is also set aside at each regular quarterly Board meeting to discuss strategy with management and to monitor progress against the strategic plan. The Board measures success and fulfillment of Gildan’s strategic plan by assessing the Company’s performance results against the annual objectives set each year by the President and Chief Executive Officer and approved by the Board.

Shareholder Engagement
The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders and values their input and insights. To facilitate this engagement, in 2016 the Board adopted a Shareholder Engagement Policy which outlines the Board’s approach to communication and engagement with the Company’s shareholders.
As outlined in the Policy, the Board encourages shareholders to attend the Company’s annual shareholder meetings as they provide valuable opportunities to discuss the Company, its corporate governance and other important matters. Between annual meetings, the Board supports a transparent process for shareholders to contact the Board directly. Shareholders may initiate communications with and provide feedback directly to the Board, care of the Corporate Secretary, either (i) by mail in an envelope marked “confidential” addressed to the Gildan Board of Directors, Gildan Activewear Inc., 600 de

Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec, H3A 3J2, Canada, or (ii) by e-mail at corporate.governance@gildan.com.
The Policy also states that shareholders may ask to meet with the Chair of the Board, the chair of any Board committee or an individual director to discuss governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting request in consultation with the Chair of the Corporate Governance and Social Responsibility Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to corporate governance matters and are better handled by management.
A copy of the Shareholder Engagement Policy is available on the Company’s website at www.gildancorp.com.

NORMAL COURSE ISSUER BID
On February 21, 2019, the Company announced a normal course issuer bid to purchase for cancellation a maximum of 10,337,017 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 14, 2019, the Company had 206,740,357 Common Shares issued and outstanding. The Company is authorized to make purchases under the bid during the period from February

27, 2019 to February 26, 2020 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in

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Canada. The price to be paid by the Company for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the order. Common Shares purchased under the bid will be canceled.
Shareholders may obtain a copy of the Company’s Notice of Intention filed with the TSX without charge by contacting the Company in writing or otherwise, to the attention of the Corporate Secretary.
The Company repurchased 12,668,150 of its outstanding Common Shares under its previous normal course issuer bid as at February 26, 2019.

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OTHER INFORMATION AND APPROVAL OF MANAGEMENT INFORMATION CIRCULAR

OTHER INFORMATION
Indebtedness of Directors and Executive Officers
As at March 6, 2019, no amount was owed to the Company by any of the current or former directors and executive officers of the Company, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the

Company, any of its subsidiaries or another entity, as a counterpart for any indebtedness and no indebtedness was forgiven during fiscal 2018.

Additional Information
The Company is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.

Shareholder Proposals for 2019 Annual Meeting
Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Company at the latest on December 19, 2019.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR
The contents and the sending of this Circular have been approved by the Board of Directors.
Dated at Montréal, Québec, Canada, March 6, 2019.

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SCHEDULE "A"

SCHEDULE “A”
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with a view to its long-term interests.
Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.
The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.
1.    Membership and Quorum
The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.
The quorum at any meeting of the Board is a majority of directors in office.
2.    Frequency of Meetings

•	at least four times a year and as necessary.

3.    Mandate
The responsibilities of the Board include the following:

(a)	With respect to strategic planning

•	advising management on strategic issues;

•	approving the Corporation’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;

•	approving the Corporation’s annual business plan and its annual operating and capital budgets;

•	monitoring the Corporation’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;

•	overseeing the systems in place to identify business risk and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

(b)	With respect to human resources and performance assessment

•	appointing the Chief Executive Officer (“CEO”) and approving the appointment of other executive officers of the Corporation;

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•	approving the CEO’s corporate objectives and reviewing progress against those objectives;

•
monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long term compensation, taking into consideration Board expectations and fixed objectives;

•
overseeing measures to tie an appropriate portion of the CEO’s and the other executive officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

•	overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;

•	monitoring the management succession planning process, including succession planning for the CEO and other executive officers.

(c)	With respect to financial matters and internal control

•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•
reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Information Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6‑K (including Supplemental Disclosure) and 40‑F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•
approving the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	determining dividend policies and procedures and, if appropriate, declaring dividends;

•	monitoring the effectiveness of the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing the Corporation’s disclosure policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters

•	setting an ethical tone for the Corporation;

•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing the Shareholder Engagement Policy and the public disclosure thereof;

•
adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;

•	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

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•	adopting and reviewing orientation and continuing education programs for directors;

•	monitoring the Board, Board Chair and committee chair succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.

(e)	With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.
4.    Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;

•
the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•
independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly-scheduled and special meeting of the Board;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•	the Board evaluates the adequacy of its mandate on an annual basis;

•
the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * * * *

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SCHEDULE “B”
LONG TERM INCENTIVE PLAN
The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Company and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.
A total of 12,000,632 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at March 6, 2019, the Total Reserve represents 5.80% of the issued and outstanding Common Shares of the Company. Of the Total Reserve, 1,524,965 Common Shares remain available for grants of Options and Treasury RSUs as at March 6, 2019 representing 0.74% of the issued and outstanding Common Shares of the Company.
Options
Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at March 6, 2019, an aggregate of 2,347,051 Options are outstanding, representing 1.13% of the issued and outstanding Common Shares of the Company.
Treasury RSUs
Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at March 6, 2019, an aggregate of 105,573 Treasury RSUs are outstanding, representing 0.05% of the issued and outstanding Common Shares of the Company.
Non-Treasury RSUs
Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at March 6, 2019, an aggregate of 1,836,479 Non-Treasury RSUs are outstanding.

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Other LTIP Features
The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issuable to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issued to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person.
The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Performance Award(2)	Time-Based Award
Dismissal for Cause	All outstanding Options expire immediately.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Resignation	Options exercisable at the date of resignation may be exercised within a period of 60 days thereafter.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Dismissal Without Cause	Options exercisable at the date of dismissal may be exercised within a period of 60 days thereafter.
The holder will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination.

The holder will be entitled to receive a number of Common Shares(1) pro rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	All outstanding Options become exercisable at the date of death and may be exercised within a period of 12 months thereafter.
All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares(1) calculated by applying the performance vesting percentage, determined as at the date of death.

All outstanding awards vest immediately in full.
Permanent Disability	All outstanding Options become exercisable at the date of termination and may be exercised within a period of 12 months thereafter.
All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares(1) calculated by applying the performance vesting percentage, determined as at the date of termination.

All outstanding awards vest immediately in full.
Retirement, as defined in the LTIP Retirement Policy (3)
(i) Options granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable option agreement and may be exercisable until their expiry date; and
(ii) Options granted less than six (6) months prior to the date of retirement shall expire immediately.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement.  The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement. The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares(1) pro rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

Early retirement as defined in the LTIP Retirement Policy (3)	Options exercisable at the date of early retirement may be exercised until the expiry date of such Options
The holder will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

The holder will be entitled to receive a number of Common Shares(1) pro rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Company’s option, the cash equivalent.

(2)	Performance Awards will expire on the vesting date if the performance objectives set forth in the applicable award agreement have not been attained.

(3)
LTIP Participants are eligible for retirement when they reach a minimum age of 55 years, cumulate at least five years of service, and their age plus their number of years of service equals at least 70.  LTIP Participants are eligible for early retirement when they reach age of 55 years and five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions. If an LTIP participant does not meet the criteria for retirement or early retirement, a voluntary departure from his or her employment will be treated as a resignation under the LTIP.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of

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control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.
The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.
The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or the vesting date of a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)
any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.
Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTIP;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.
Finally, in furtherance of Canadian tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

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SCHEDULE “C”
BY-LAW NO. 2
RELATING TO THE ADVANCE NOMINATIONS OF DIRECTORS OF THE CORPORATION

Section 1.1	Introduction.
The purpose of this by-law of Gildan Activewear Inc. (the “Corporation”) is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This by-law is the framework by which the Corporation seeks to fix a deadline by which shareholders of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.
It is the belief of the Corporation and the board of directors of the Corporation that this by-law is in the best interests of the Corporation. This by-law will be subject to periodic review and, subject to the Act (as defined herein), will reflect changes as required by securities regulatory or stock exchange requirements and, at the discretion of the board of directors of the Corporation, amendments necessary to meet evolving industry standards.

Section 1.2	Definitions.
As used in this by-law, the following terms have the following meanings:
"Act" means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time.
"Applicable Securities Laws" means (i) the applicable securities legislation of each relevant province of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province of Canada, and (ii) the applicable United States federal and state securities laws, including, without limitation, the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, each as amended from time to time, and the rules and regulations promulgated thereunder.
"Board" means the board of directors of the Corporation.
"Corporation" means Gildan Activewear Inc.
"person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.
"public announcement" means disclosure in a press release reported by a national news service in Canada and by a national news service in the United States, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and under its profile on the Electronic Data Gathering and Retrieval system available on the United States Securities and Exchange Commission's website at www.sec.gov, or any system that is a replacement or successor thereto.
Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

Section 1.3	Nomination Procedures.
Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this by-law shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at a special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

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(b)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a "Nominating Shareholder") who:

(i)
at the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii)	complies with the notice procedures set forth below in this by‑law.

Section 1.4	Nominations for Election.
For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.5	Timely Notice.
In addition to any other applicable requirements, for a nomination to be validly made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation in accordance with this by-law.

Section 1.6	Manner of Timely Notice.
To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be made:

(a)
in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date;

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 1.6(a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date.
In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a timely notice under this Section 1.6.

Section 1.7	Proper Form of Notice.
To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be in writing and must set forth or be accompanied by, as applicable:

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(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a "Proposed Nominee"):

(i)	the name, age, business address and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and for the five years preceding the notice;

(iii)	whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv)
the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)
a description of any relationship, agreement, arrangement or understanding (including financial, compensatory or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee's nomination and election as director;

(vi)
whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its Affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;

(vii)
whether the Proposed Nominee is eligible for consideration as an independent director under the relevant standards contemplated by Applicable Securities Laws or any stock exchange rules that may be applicable to the Corporation; and

(viii)
any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or any Applicable Securities Laws ;

(b)	as to each Nominating Shareholder:

(i)	the name, business and, if applicable, residential address of such Nominating Shareholder;

(ii)
the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert (and for each such person any options or other rights to acquire shares in the capital of the Corporation, any derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)
the interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which may be to alter, directly or indirectly, such Nominating Shareholder's economic interest in a security of the Corporation or such Nominating Shareholder's economic exposure to the Corporation;

(iv)
full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, or any of its Affiliates or Associates, or any person

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acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board; and

(v)
any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(c)	a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.
Reference to "Nominating Shareholder" in this Section 1.7 shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.
The Corporation may also require any Proposed Nominee to furnish such other information, including completion of the Corporation's directors questionnaire, as it may reasonably require to determine whether the nominee would be considered "independent" as a director or as a member of the audit committee of the Board of Directors under the various rules and standards applicable to the Corporation in the same manner as such rules and standards are applicable to the Corporation's other directors.
In addition to the provisions of this by-law, a Nominating Shareholder and any Proposed Nominee shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

Section 1.8	Currency of Notice.
All information to be provided in a Nominating Shareholder's notice pursuant to this by-law shall be provided as of the date of such notice. To be considered timely and in proper form, a Nominating Shareholder's notice shall be promptly updated and supplemented if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

Section 1.9	Power of the Chair.
The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this by-law and, if any proposed nomination is not in compliance with this by-law, to declare that such defective nomination shall be disregarded.

Section 1.10	Delivery of Notice.
Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this by-law may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the corporate secretary of the Corporation, at the address of the principal executive offices of the Corporation, provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Section 1.11	Board of Directors Discretion.
Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this by-law.

Section 1.12	Effective Date.
This by-law shall come into force on February 20, 2019.

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SCHEDULE “D”
CONFIRMATION OF ADVANCE NOTICE BY-LAW
RESOLVED:

1.
THAT, By‑Law No. 2 of the Company, in the form adopted by the Board of Directors on February 20, 2019 and attached as Schedule “C” thereto be and is hereby confirmed without amendment as by‑laws of the Company.

2.
THAT, any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations.

3.
THAT, the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

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SCHEDULE “E”
ADVISORY VOTE ON EXECUTIVE COMPENSATION
RESOLVED:
THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 6, 2019 delivered in advance of the annual meeting of shareholders of the Company on Thursday, May 2, 2019.

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